Filed pursuant to General Instruction II.L of Form F-10
File No. 333-283633

PROSPECTUS SUPPLEMENT

(To Prospectus Dated December 5, 2024)

TransCanada PipeLines Limited

U.S.$750,000,000 7.000% Fixed-to-Fixed Rate Junior Subordinated Notes Due 2065

We are offering U.S.$750,000,000 aggregate principal amount of 7.000% Fixed-to-Fixed Rate Junior Subordinated Notes due 2065 (the “Notes”). The Notes will mature on June 1, 2065 (the “Maturity Date”). The Notes will bear interest (i) from, and including, February 24, 2025 to, but not including, June 1, 2030 at the rate of 7.000% per annum and (ii) from, and including, June 1, 2030, during each Subsequent Fixed Rate Period (as defined herein), at a rate per annum equal to the Five-Year Treasury Rate (as defined herein) as of the most recent Interest Reset Determination Date (as defined herein) plus 2.614%, to be reset on each Interest Reset Date (as defined herein). Interest on the Notes will be payable semi-annually in arrears on June 1 and December 1 of each year (each such date, an “Interest Payment Date”), commencing on June 1, 2025, subject to deferral as described under “Description of the Notes—Deferral Right”. So long as no event of default has occurred and is continuing, we may elect, in our sole discretion, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to 10 consecutive years (a “Deferral Period”). Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. No Deferral Period may extend beyond the Maturity Date. If we elect to defer interest payable on the Notes, we and TC Energy Corporation will be subject to the restrictions described under “Description of the Notes—Dividend Stopper Undertaking”. The notes will be issued in United States dollars.

We may, at our option, redeem the Notes, in whole at any time or in part from time to time, (i) on any day in the period commencing on (and including) March 1, 2030 (being the date falling three months prior to the Initial Interest Reset Date (as defined herein)) and ending on (and including) June 1, 2030, and (ii) after June 1, 2030, on any Interest Payment Date or Interest Reset Date, in each case, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. At any time upon or following the occurrence of a Tax Event (as defined herein), we may, at our option, redeem all (but not less than all) of the Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. At any time upon or following the occurrence of a Rating Event (as defined herein), we may, at our option, redeem all (but not less than all) of the Notes at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. See “Description of the Notes”.

Investing in the Notes involves risk. See “Risk Factors” beginning on page S-12 of this prospectus supplement and beginning on page 27 of the accompanying prospectus.

Under applicable Canadian securities legislation, we may be considered to be a connected issuer of Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, SMBC Nikko Securities America, Inc., BofA Securities, Inc., Citigroup Global Markets Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc., Truist Securities, Inc., Wells Fargo Securities, LLC, Barclays Capital Inc., BBVA Securities Inc., Morgan Stanley & Co. LLC and PNC Capital Markets LLC (collectively, the “Underwriters”), each of which is, directly or indirectly, a subsidiary or affiliate of one of our lenders to which we are currently indebted. In addition, certain of the Underwriters, or their subsidiaries or affiliates, may be holders of the Trust Notes (as defined herein), the redemption price for which we intend to fund from the net proceeds from the offering. See “Underwriting” and “Use of Proceeds” in this prospectus supplement.

We are permitted, under the multijurisdictional disclosure system adopted by the United States (“U.S.”) and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S.

Financial statements incorporated by reference in the accompanying prospectus have been prepared in accordance with U.S. generally accepted accounting principles, which are referred to as “U.S. GAAP”.

Owning the Notes may have tax consequences for you both in the U.S. and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion under “Certain Income Tax Considerations” in this prospectus supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, that some or all of our officers and directors are residents of Canada, that some of the experts named in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus are residents of Canada and that a substantial portion of our assets and all or a substantial portion of the assets of those officers, directors and experts are located outside of the U.S.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public(1)	Underwriting Commission(2)	Proceeds(3)
Per Note	100.000%	1.000%	99.000%
Total	U.S.$750,000,000	U.S.$7,500,000	U.S.$742,500,000

(1)	The public offering price set forth above does not include accrued interest, if any.
(2)	The underwriting commission will be paid by the Corporation from the gross proceeds of the offering of Notes.
(3)	The offering expenses, other than the underwriting commission, are estimated to be U.S.$2,250,000, which will be paid from our general funds.

The Notes will constitute a new issue of securities. There is no market through which Notes may be sold and purchasers may not be able to resell Notes purchased under this prospectus supplement. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. In addition, we do not intend to apply for listing of the Notes on any securities exchange. See “Risk Factors” in this prospectus supplement and in the accompanying prospectus.

The Underwriters, as principals, conditionally offer the Notes in the U.S., subject to prior sale, if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Underwriting” in this prospectus supplement, and subject to the approval of certain legal matters on our behalf by our Canadian legal counsel, Blake, Cassels & Graydon LLP and by our U.S. legal counsel, White & Case LLP and on behalf of the Underwriters by their U.S. legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP.

The representatives of the Underwriters have advised us that the Underwriters propose to offer the Notes to the public initially at the public offering price specified above. After the Underwriters have made a reasonable effort to sell all of the Notes offered by this prospectus supplement at the price specified above, the offering price of the Notes may be decreased and may be further changed from time to time to an amount not greater than the price specified above. Any such reduction will not affect the proceeds we receive pursuant to the offering. In connection with the offering, the Underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Notes. As a result of such transactions, the price of the Notes may be higher than the price that might otherwise exist in the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting” in this prospectus supplement.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank SA/NV and Clearstream Banking, S.A, against payment in New York, New York on or about February 24, 2025.

Our head office is located at 450 – 1 Street S.W. Calgary, Alberta, Canada, T2P 5H1.

Joint Book-Running Managers

Deutsche Bank Securities	J.P. Morgan	SMBC Nikko

Co-Managers

BofA Securities	Citigroup	Mizuho	MUFG	Truist Securities	Wells Fargo Securities

Barclays	BBVA	Morgan Stanley	PNC Capital Markets LLC

The date of this prospectus supplement is February 19, 2025.

Prospectus Supplement

Prospectus

S-i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

AND THE PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes. The second part, the short form base shelf prospectus dated December 5, 2024, gives more general information, some of which may not apply to the Notes. The short form base shelf prospectus is referred to as the “prospectus” in this prospectus supplement. Except on the cover page and in the “Description of the Notes”, and unless the context otherwise requires, all references in this prospectus supplement to “we”, “us”, “our”, “TCPL” or the “Corporation” refer to TransCanada PipeLines Limited and its subsidiaries, partnership interests and joint venture investments.

If the description of the Notes or any other information varies between this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained in this prospectus supplement or contained in, or incorporated by reference into, the prospectus or in any free writing prospectus we authorize and use in connection with the offering of the Notes. We have not, and the Underwriters have not, authorized any person to provide you with different information. If any person other than us provides you with different or inconsistent information, you should not rely on it. We and the Underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the prospectus, as well as the information in any document incorporated by reference into the prospectus previously filed with the SEC and with any securities regulatory authority in Canada, is accurate only as of the respective dates of the applicable documents. Our business, properties, financial condition, results of operations and prospects may have changed since those dates.

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purpose of the offering of Notes. Other documents are also incorporated, or deemed to be incorporated, by reference into the prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and “Where To Find More Information” in the prospectus.

Unless otherwise indicated, all financial information included in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, including the financial statements of TC Energy Corporation (“TCE”) incorporated by reference in the prospectus, have been prepared in accordance with U.S. GAAP.

In this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to “dollars” or “$” are to lawful currency of Canada, and references to “U.S. dollars” and “U.S.$” are to lawful currency of the U.S.

EXCHANGE RATE DATA

The following table sets forth certain exchange rates based on the daily exchange rates as reported by the Bank of Canada for the periods noted. Such rates are set forth as U.S. dollars per $1.00 and are the inverse of exchange rates quoted by the Bank of Canada for Canadian dollars per U.S.$1.00. On February 18, 2025, the inverse of the daily exchange rate reported by the Bank of Canada was U.S.$0.7046 per $1.00.

	Year Ended December 31,
	2024	2023	2022
High	0.7510	0.7617	0.8031
Low	0.6937	0.7207	0.7217
Average (1)	0.7302	0.7410	0.7692
Period end	0.6950	0.7383	0.7888

(1)	The average of the exchange rates on the last day of each month during the applicable period.

FORWARD-LOOKING INFORMATION

This prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus include “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of securities laws, including the “safe harbor” provisions of the Securities Act (Alberta), the Securities Act (Ontario), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”). The words “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “outlook”, “forecast”, “intend”, “target”, “plan” or other similar words are used to identify such forward-looking information. Forward-looking information in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus is intended to provide potential investors with information regarding us, including management’s assessment of our future plans and financial outlook and our future prospects overall. Forward-looking information in this prospectus supplement includes statements under the headings “Recent Developments”, “Use of Proceeds” and “Underwriting”. Forward-looking information in the documents incorporated by reference in the prospectus may include, but is not limited to, statements regarding:

•	our financial and operational performance, including the performance of our subsidiaries;

•	expectations about strategies and goals for growth and expansion, including acquisitions;

•	expected cash flows and future financing options available along with portfolio management;

•	expectations regarding the size, structure, timing, conditions and outcome of ongoing and future transactions;

•	expected dividend growth;

•	expected access to and cost of capital;

•	expected energy demand levels;

•	expected costs and schedules for planned projects, including projects under construction and in development;

•	expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs;

•	expected regulatory processes and outcomes;

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims;

•	expected impact of future tax and accounting changes;

•	commitments and targets contained in our Report on Sustainability and GHG Emissions Reduction Plan, including statements related to our GHG emissions intensity reduction goals; and

•	expected industry, market and economic conditions, and ongoing trade negotiations, including their impact on our customers and suppliers.

This forward-looking information reflects our beliefs and assumptions based on information available at the time the information was stated and, as such, is not a guarantee of future performance. By its nature, forward-looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such information.

Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

•	realization of expected benefits from acquisitions and divestitures, including the Spinoff Transaction;

•	regulatory decisions and outcomes;

•	planned and unplanned outages and the utilization of our pipelines, power and storage assets;

•	integrity and reliability of our assets;

•	anticipated construction costs, schedules and completion dates;

•	access to capital markets, including portfolio management;

•	expected industry, market and economic conditions, including the impact of these on our customers and suppliers;

•	inflation rates, commodity and labor prices;

•	near and long-term impacts of tariffs or other changes in trade policies;

•	interest, tax and foreign exchange rates; and

•	nature and scope of hedging.

The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

•	realization of expected benefits from acquisitions and divestitures, including the Spinoff Transaction;

•	our ability to successfully implement our strategic priorities, including the Focus Project, and whether they will yield the expected benefits;

•	our ability to implement a capital allocation strategy aligned with maximizing shareholder value;

•	operating performance of our pipelines, power generation and storage assets;

•	amount of capacity sold and rates achieved in our pipeline businesses;

•	amount of capacity payments and revenues from power generation assets due to plant availability;

•	production levels within supply basins;

•	construction and completion of capital projects;

•	cost, availability of, and inflationary pressures on, labor, equipment and materials;

•	availability and market prices of commodities;

•	access to capital markets on competitive terms;

•	interest, tax and foreign exchange rates;

•	performance and credit risk of our counterparties;

•	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;

•	our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment;

•	our ability to realize the value of tangible assets and contractual recoveries;

•	competition in the businesses in which we operate;

•	unexpected or unusual weather;

•	acts of civil disobedience;

•	cybersecurity and technological developments;

•	sustainability-related risks including climate-related risks and the impact of energy transition on our business;

•	economic and political conditions, and the results of ongoing trade negotiations in North America, as well as globally; and

•	global health crises, such as pandemics and epidemics, and the impacts related thereto.

Additional information on these and other factors is discussed in the prospectus and the documents incorporated by reference therein including in the Annual MD&A (as defined herein) under the headings “Natural Gas Pipelines – Business Risks”, “Power and Energy Solutions – Business Risks”, “Other Information – Risk Oversight and Enterprise Risk Management” and “Other Information – Financial Risks”, and in the Annual Information Form (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in the prospectus.

Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this prospectus supplement, the prospectus, or otherwise, and not to use future oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this prospectus supplement, the prospectus, or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Pursuant to a decision dated January 3, 2019 granted by the Alberta Securities Commission (as principal regulator) and the Ontario Securities Commission pursuant to National Policy 11-203 Process for Exemptive Relief Applications in Multiple Jurisdictions (the “Decision”), the Corporation is not subject to certain continuous disclosure requirements, provided, among other things, that TCE, the company which owns all of the outstanding common shares of the Corporation, complies with its continuous disclosure requirements, including filing its own continuous disclosure documents. The Decision further permits the Corporation to incorporate by reference in the prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by TCE. See “Exemptive Relief” in the prospectus.

Accordingly, we incorporate by reference in the prospectus the documents of TCE listed below, which were filed with the securities commission or other similar authority in each of the provinces and territories of Canada and with the SEC:

•	annual information form of TCE for the year ended December 31, 2024 dated February 13, 2025 (the “Annual Information Form”);

•

management information circular of TCE dated April 10, 2024 for the annual and special meeting of shareholders held on June 4, 2024, but excluding the fairness opinion contained therein and any references thereto;

•

audited consolidated financial statements of TCE as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024, the notes thereto and the auditors’ report thereon; and

•	management’s discussion and analysis of financial condition and results of operations of TCE as of and for the year ended December 31, 2024 (the “Annual MD&A”).

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of Notes.

Any documents of the type referred to above, including all annual information forms, management information circulars, annual and interim financial statements and management’s discussion and analysis relating thereto, material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information relating to the offering of Notes subsequently filed by TCE or the Corporation with securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the completion of the offering of Notes shall be deemed to be incorporated by reference into the prospectus. These documents will be available through the internet on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca.

In addition, any similar documents TCE files with, or furnishes to, the SEC in its periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with, or furnished to, the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus supplement and prior to the termination of the offering of Notes, shall be deemed to be incorporated by reference into the registration statement of which this prospectus supplement forms a part, if and to the extent expressly provided in such reports. TCE’s periodic reports on Form 6-K and its annual reports on Form 40-F are available on EDGAR at www.sec.gov.

Any statement contained in this prospectus supplement or in the prospectus, or in any other document (or part thereof) incorporated, or deemed to be incorporated, by reference therein, shall be deemed to be modified or superseded, for the purposes of this prospectus supplement, to the extent that a statement contained herein or therein, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded.

We will provide without charge to each person to whom this prospectus supplement is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in the prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TC Energy Corporation, 450 – 1 Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000. These documents are also available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act, a registration statement on Form F-10 relating to the Notes. This prospectus supplement and the prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included in this prospectus supplement or included or incorporated by reference in the prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and, in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

Subject to the exemptive relief in the Decision, we file annual and quarterly financial information, material change reports, business acquisition reports and other material with the securities commission or other similar authority in each of the provinces and territories of Canada and with the SEC. Under the multijurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. Prospective investors may read and download any public document that we have filed with the securities commission or other similar authority in each of the provinces and territories of Canada on SEDAR+ at www.sedarplus.ca. Prospective investors may read and download the documents that we have filed with the SEC on EDGAR at www.sec.gov.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the prospectus. It is not complete and may not contain all of the information that you should consider before investing in the Notes. You should read this entire prospectus supplement and the prospectus, including the information incorporated by reference in the prospectus, and in particular the section entitled “Risk Factors” in this prospectus supplement and in such incorporated documents, as well as our consolidated financial statements, which are incorporated by reference in the prospectus, carefully.

The Corporation

TCPL operates in two core businesses - Natural Gas Pipelines and Power and Energy Solutions. In order to provide information that is aligned with how management decisions about our businesses are made and how performance of our businesses is assessed, our results are reflected in four operating segments: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines, Mexico Natural Gas Pipelines and Power and Energy Solutions. We also have a Corporate segment consisting of corporate and administrative functions that provide governance, financing and other support to our business segments.

TCE’s principal subsidiaries as of December 31, 2024 are indicated in the diagram under the heading “TC Energy Corporation – Intercorporate Relationships” in the Annual Information Form.

Recent Developments

On February 18, 2025, the Corporation commenced an offering of C$1 billion aggregate principal amount of 4.575% medium term notes of the Corporation due February 20, 2035 (the “Canadian Note Offering”). The closing of the Canadian Note Offering is anticipated to occur on or about February 20, 2025. The completion of the offering of the Notes is not conditioned on the completion of the Canadian Note Offering. The Notes will rank junior and subordinate in right of payment to the prior payment in full of the notes issued pursuant to the Canadian Note Offering. The Corporation intends to use the net proceeds from the Canadian Note Offering to repay indebtedness and for general corporate purposes.

The Offering

In this section, the terms “Corporation”, “TCPL”, “we”, “us” or “our” refer only to TransCanada PipeLines Limited and not to any of its parent, subsidiaries, partnership interests or joint venture investments.

Issuer	TransCanada PipeLines Limited

Securities Offered	U.S.$750,000,000 aggregate principal amount of 7.000% Fixed-to-Fixed Rate Junior Subordinated Notes Due 2065 (the “Notes”).

Maturity Date	The Notes will mature on June 1, 2065.

Interest	The Notes will bear interest (i) from, and including, February 24, 2025 to, but not including, June 1, 2030 at the rate of 7.000% per annum and (ii) from, and including, June 1, 2030, during each Subsequent Fixed Rate Period (as defined herein), at a rate per annum equal to the Five-Year Treasury Rate (as defined herein) as of the most recent Interest Reset Determination Date (as defined herein) plus 2.614%, to be reset on each Interest Reset Date (as defined herein).

Interest on the Notes will be payable semi-annually in arrears on June 1 and December 1 of each year (each such date, an “Interest Payment Date”), commencing on June 1, 2025, subject to deferral as described under “Description of the Notes—Deferral Right”.

Deferral Right

So long as no event of default has occurred and is continuing, we may elect, in our sole discretion, at any date other than an Interest Payment Date (a “Deferral Date”), to defer the interest payable on the Notes on one or more occasions for up to 10 consecutive years (a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an event of default or any other breach under the Indenture (as defined herein) or the Notes. Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. A Deferral Period terminates on any Interest Payment Date where we pay all accrued and unpaid interest on such date. No Deferral Period may extend beyond the Maturity Date. See “Description of the Notes—Deferral Right”.

If we defer payments of interest on the Notes, the Notes will be treated at that time, solely for purposes of the original issue discount rules, as having been retired and reissued, potentially with original issue discount, for U.S. federal income tax purposes. This means that if you are a U.S. holder (as defined in “Certain U.S. Federal Income Tax Considerations”), you could be required to include in your gross income for U.S. federal income tax purposes the deferred interest payments on your Notes before you receive any cash, regardless of your regular method of accounting for U.S. federal income tax purposes. For more information concerning the tax consequences you may have if payments of interest are deferred, see “Risk Factors—If we defer interest payments on the Notes, there could be U.S. federal income tax consequences to Noteholders” and “Certain U.S. Federal Income Tax Considerations”.

Dividend Stopper Undertaking

Unless we have paid all accrued and unpaid interest on the Notes, subject to certain exceptions: (i) neither we nor TCE will declare any dividends on our respective common shares or preferred shares (collectively, the “Dividend Restricted Shares”) or make any payment to holders of any of the Dividend Restricted Shares in respect of dividends not declared or paid on such Dividend Restricted Shares; (ii) we will not pay any interest on any class or series of our indebtedness currently outstanding or hereafter created that ranks on a parity with the Notes as to distributions upon liquidation, dissolution or winding-up (the “Parity Notes”) or make any payment to holders of any of the Parity Notes in respect of interest not paid on such Parity Notes; (iii) neither we nor TCE will redeem, purchase or otherwise retire any Dividend Restricted Shares; and (iv) we will not redeem, purchase or otherwise retire any Parity Notes (the “Dividend Stopper Undertaking”).

It is in our interest to ensure that interest on the Notes is timely paid so as to avoid triggering the Dividend Stopper Undertaking. See “Description of the Notes—Dividend Stopper Undertaking” and “Risk Factors”.

Optional Redemption	We may, at our option, on giving not more than 60 nor less than 10 days’ notice to the holders of Notes (“Noteholders”), redeem the Notes, in whole at any time or in part from time to time, (i) on any day in the period commencing on (and including) March 1, 2030 (being the date falling three months prior to the Initial Interest Reset Date) and ending on (and including) June 1, 2030, and (ii) after June 1, 2030, on any Interest Payment Date or Interest Reset Date. The redemption price per U.S.$1,000 principal amount of Notes redeemed on any such day will be 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Notes that are redeemed shall be cancelled and shall not be reissued. See “Description of the Notes—Optional Redemption”.

Redemption on Tax Event or Rating Event	At any time upon or following the occurrence of a Tax Event, we may, at our option, on giving not more than 60 nor less than 10 days’ notice to the Noteholders, redeem all (but not less than all) of the Notes at a redemption price per U.S.$1,000 principal amount of such Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for redemption. See “Description of the Notes—Optional Redemption—Redemption on Tax Event or Rating Event”.

At any time upon or following the occurrence of a Rating Event, we may, at our option, on giving not more than 60 nor less than 10 days’ notice to the Noteholders, redeem all (but not less than all) of the Notes at a redemption price per U.S.$1,000 principal amount of such Notes equal to 102% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for redemption. See “Description of the Notes—Optional Redemption—Redemption on Tax Event or Rating Event”.

Subordination	The Notes will be our direct unsecured obligations and will rank junior and subordinate in right of payment to the prior payment in full of our existing and future Senior Indebtedness. The Notes will rank equal in right of payment with our U.S.$1,000,000,000 in aggregate principal amount of outstanding 6.350% Junior Subordinated Notes Due 2067 and any of our future unsecured indebtedness if the terms of such indebtedness provide that it ranks equal with the Notes in right of payment. In addition, the Notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries, which are distinct legal entities having no obligation to pay any amounts in respect of the Notes or to make funds available for such purpose. The Notes will be effectively subordinated in right of payment to any secured obligations we may incur as the holders of any such secured obligations would have claims with respect to the assets constituting collateral for such obligations that are prior to the claims under the Notes. The Notes will rank senior to our common shares as to the distribution of our assets in the event of our bankruptcy or insolvency.

“Senior Indebtedness” means obligations (other than non-recourse obligations, the Notes or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures or notes or obligations of the Corporation for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation.

Our Senior Indebtedness as of December 31, 2024 was approximately $30,513 million.

Use of Proceeds	We estimate that the net proceeds to the Corporation from the offering of the Notes will be approximately U.S.$740,250,000, after deducting the Underwriters’ commission of U.S.$7,500,000 and the expenses of the offering, which are estimated to be U.S.$2,250,000. We intend to use the net proceeds from the offering to fund the redemption price of the Fixed-to-Fixed Rate Subordinated Trust Notes – Series 2015-A issued on May 20, 2015 by TransCanada Trust, a wholly-owned financing trust subsidiary of TCPL (the “Trust Notes”), to reduce other indebtedness of the Corporation and for general corporate purposes. Pending any such use of the net proceeds, we will invest the net proceeds in short-term marketable debt instruments. See “Use of Proceeds”.

Payment of Additional Amounts	The Corporation will, subject to certain exceptions and limitations, pay to any Noteholder such additional amounts as may be necessary so that every net payment on the Notes held by such Noteholder, after deduction or withholding by the Corporation or any of its paying agents for or on account of any present or future tax, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (“Taxes”) imposed by or on behalf of any Relevant Taxing Jurisdiction (as defined below) will not be less than the amount provided in those Notes to be then due and payable (and the Corporation will remit the full amount withheld to the relevant authority in accordance with applicable law). See “Description of the Notes—Payment of Additional Amounts”.

Form	The Notes will be represented by one or more fully registered global notes deposited in book-entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee. See “Description of the Notes—Book-Entry System”. Except as described under “Description of the Notes”, Notes in certificated form will not be issued.

Trustee and Paying Agent	Computershare Trust Company, N.A.

Governing Law	The Notes and the Indenture (as defined herein) will be governed by and construed in accordance with the laws of the State of New York.

Risk Factors	Investing in the Notes involves risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement for a discussion of factors that you should refer to and carefully consider before deciding to invest in the Notes.

Lack of Public Market for the Notes	The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange or on any automated dealer quotation system. The Underwriters may make a market in the Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

Certain Income Tax Considerations	For a discussion of material income tax considerations that may be relevant to an investment in the Notes, see “Certain Income Tax Considerations” in this prospectus supplement.

Conflicts of Interest	Proceeds from the sale of the Notes may be used to reduce indebtedness which we or our subsidiaries may have with subsidiaries or affiliates of the Underwriters or may be invested in short-term marketable debt instruments, including of or with the Underwriters or their affiliates. See “Use of Proceeds” in this prospectus supplement. As a result, one or more of such Underwriters or their affiliates may receive more than 5% of the net proceeds from the offering of the Notes in the form of the repayment of such indebtedness. Accordingly, the offering of the Notes is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the conditions of Rule 5121(a)(1)(C) are satisfied.

RISK FACTORS

Before making an investment decision, investors should carefully consider the risks and uncertainties described here and under the heading “Risk Factors” in the prospectus and in the Annual MD&A incorporated by reference in the prospectus. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or an investment in the Notes. If any such risks actually occur, an investment in the Notes or our business, financial condition and operating results could be materially harmed.

Risks Related to the Notes

The Notes are subordinated in right of payment to all of our current and future Senior Indebtedness and structurally subordinated to the indebtedness of our subsidiaries.

Our obligations under the Notes will be subordinated in right of payment to the prior payment in full of our existing and future Senior Indebtedness. This means that we will not be permitted to make any payments on the Notes if we default on a payment on any such Senior Indebtedness or there shall occur an event of default under such Senior Indebtedness that permits the holders of such Senior Indebtedness to accelerate the maturity thereof or if the terms of such Senior Indebtedness otherwise restrict us from making payments to junior creditors. Our Senior Indebtedness as of December 31, 2024 was approximately $30,513 million. See “Description of the Notes—Subordination”.

In addition to the contractual subordination described above, the Notes are not guaranteed by any of our subsidiaries (including subsidiary partnerships and joint ventures through which we conduct business) and are thus structurally subordinated to all of the debt of these subsidiaries. The Corporation’s interests in its subsidiaries and the partnerships and joint ventures through which it conducts business generally consist of equity interests, which are residual claims on the assets of those entities after their creditors are satisfied. As at December 31, 2024, the long-term debt (excluding current portion, as well as guarantees and intercompany obligations between the Corporation and its subsidiaries) of the Corporation’s subsidiaries totaled approximately $15,974 million.

There are no terms in the Indenture or the Notes that limit our ability to incur additional indebtedness, and we expect from time to time to incur additional indebtedness ranking senior in right of payment to the Notes.

We may redeem the Notes before they mature, which could occur when prevailing interest rates are relatively low.

The Corporation may redeem the Notes in the circumstances described under “Description of the Notes—Optional Redemption” and “Description of the Notes—Optional Redemption—Redemption on Tax Event or Rating Event”, which may occur when prevailing interest rates are lower than the rate borne by the Notes. These redemption rights may, depending on prevailing market conditions at the time, create reinvestment risk for the Noteholders in that they may be unable to find a suitable replacement investment with a comparable return to the Notes. If prevailing rates are lower at the time of redemption, Noteholders may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the Notes being redeemed. Our redemption right also may adversely affect Noteholders’ ability to sell the Notes if and at any time after the Notes are called for partial or full redemption.

We may defer interest payments on the Notes at our option and in our sole discretion.

So long as no event of default has occurred and is continuing, subject to certain exceptions, we may elect, in our sole discretion, to defer the interest payable on the Notes on one or more occasions for up to 10 consecutive years as described under “Description of the Notes—Deferral Right”. There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an event of default or any other breach under the Notes or the Indenture.

The interest rate will reset on the Initial Interest Reset Date and each subsequent Interest Reset Date, and any interest payable after an Interest Reset Date may be less than an earlier interest rate.

The interest rate on the Notes for each Subsequent Fixed Rate Period will equal the Five-Year Treasury Rate as of the most recent Interest Reset Determination Date, plus, 2.614%. Therefore, the interest rate after the Initial Interest Reset Date could be less than the fixed rate for the initial five-year period, and any interest payable after a subsequent Interest Reset Date may be less than the interest rate for a prior period. We have no control over the factors that may affect U.S. Treasury rates, including geopolitical conditions and economic, financial, political, regulatory, judicial or other events.

Historical U.S. Treasury rates are not an indication of future U.S. Treasury rates.

In the past, U.S. Treasury rates have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of U.S. Treasury rates are not necessarily indicative of future levels. Any historical upward or downward trend in U.S. Treasury rates is not an indication that U.S. Treasury rates are more or less likely to increase or decrease at any time after the Initial Interest Reset Date, and you should not take the historical U.S. Treasury rates as an indication of future Five-Year Treasury Rates.

Noteholders will have limited rights of acceleration.

Subject to the conditions in the Indenture, the Trustee and Noteholders may accelerate payment of the principal of Notes only upon the occurrence of certain events of default, which will occur only if the Corporation (a) defaults on the payment of (i) principal or premium, if any, when due and payable, or (ii) interest when due and payable and such default continues for 30 days (subject to the Corporation’s right, at its sole option, to defer interest payments, as described under “Description of the Notes—Deferral Right”), (b) files for bankruptcy or other specified events of bankruptcy, insolvency, receivership or reorganization occur with respect to the Corporation, or (c) defaults in the performance or breach of any other covenant or warranty in the Indenture, which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than 25% in principal amount of the outstanding debt securities as provided in the Indenture. The Trustee and Noteholders will not have the right to accelerate payment of the principal of Notes upon an event of default described in clause (c) above, although a legal action could be brought to enforce such covenants. See “Description of the Notes—Events of Default”.

We cannot provide assurance that an active trading market will develop for the Notes.

The Notes are a new issue of securities with no established trading market and the Notes will not be listed on any securities exchange or on any automated dealer quotation system. The Underwriters may make a market in the Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop or, if developed, that it will continue. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. We cannot assure you that the market, if any, for the Notes will be free from disruptions that may adversely affect the price at which you may sell such Notes. Future trading prices of the Notes will also depend on many other factors, including, among other things, prevailing interest rates, the market for similar securities, our financial performance and other factors. Generally, the liquidity of, and trading market for, the Notes may also be materially and adversely affected by declines in the market for similar debt securities. Such a decline may materially and adversely affect the liquidity of, and trading market for, the Notes independent of our financial performance and prospects.

We or any of our affiliates may assume the duties of the Calculation Agent and may have economic interests adverse to the interests of the Noteholders.

The Calculation Agent (as defined herein) will make certain determinations regarding the interest rate for each Subsequent Fixed Rate Period. We or any of our affiliates may assume the duties of the Calculation Agent for the Notes. Any exercise of discretion by us or our affiliates acting as Calculation Agent could present a conflict of interest. In making the required determinations, decisions and elections, we or our affiliates may have economic interests that are adverse to the interests of Noteholders, and those determinations, decisions or elections could have a material adverse effect on the yield on, value of and market for the Notes. Any determination made by us or our affiliates, acting as the Calculation Agent, will be final and binding absent manifest error.

Rating agencies may change their practices for rating the Notes, which change may affect the market price of the Notes.

The rating agencies that currently publish a rating for us and those that are expected to initially publish a rating of the Notes, or those that may in the future publish a rating for us, may, from time to time in the future, change the way they analyze securities with features similar to the Notes. If the rating agencies change their practices for rating these types of securities in the future, and the ratings of the Notes are subsequently lowered, that could have a negative impact on the trading prices of the Notes.

If we defer interest payments on the Notes, there could be U.S. federal income tax consequences to Noteholders.

If we exercise our option to defer the payment of interest on the Notes, pursuant to certain applicable U.S. Treasury regulations, we expect to treat the Notes as if they had been redeemed and reissued solely for OID (as defined in “Certain U.S. Federal Income Tax Considerations”) purposes. Accordingly, all remaining interest payments on the Notes (including interest on deferred interest) could be treated as OID, which a U.S. holder (as defined in “Certain U.S. Federal Income Tax Considerations”) would be required to accrue and include in taxable income on a constant yield basis over the remaining term of the Notes, without regard to the time interest is actually paid on the Notes and without regard to such U.S. holder’s regular method of accounting for U.S. federal income tax purposes. The amount of OID income includible in such U.S. holder’s taxable income would be determined on the basis of a constant yield method over the remaining term of the Notes, and the actual receipt of future payments of stated interest on the Notes would no longer be separately reported as taxable income. The total amount of OID related to the deferred payments that would accrue during the deferral period would be approximately equal to the amount of the cash payment due immediately following the end of that period. Any OID included in income would increase such U.S. holder’s adjusted tax basis in its Notes, and its actual receipt of cash interest payments would reduce that adjusted tax basis. Accordingly, if a U.S. holder sells a Note during a Deferral Period, although such U.S. holder will not receive any of the interest that accrued on that Note during the Deferral Period, such U.S. holder will be required to report any OID accrued while it held such Note as income for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations”.

Further, if the likelihood of our exercise of the option to defer the payment of interest on the Notes were determined not to be “remote” within the meaning of applicable U.S. Treasury regulations, the Notes could be treated as issued with OID at the time of issuance and all stated interest would be treated as OID as long as the Notes are outstanding. We believe the likelihood that we exercise such option is remote. Accordingly, a U.S. holder generally will be required to recognize any stated interest as ordinary income in the manner described under “Certain U.S. Federal Income Tax Considerations—Stated Interest”. See “Certain U.S. Federal Income Tax Considerations”.

TRANSCANADA PIPELINES LIMITED

TCPL operates in two core businesses - Natural Gas Pipelines and Power and Energy Solutions. In order to provide information that is aligned with how management decisions about our businesses are made and how performance of our businesses is assessed, our results are reflected in four operating segments: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines, Mexico Natural Gas Pipelines and Power and Energy Solutions. We also have a Corporate segment consisting of corporate and administrative functions that provide governance, financing and other support to our business segments.

TCE’s principal subsidiaries as of December 31, 2024 are indicated in the diagram under the heading “TC Energy Corporation – Intercorporate Relationships” in the Annual Information Form.

CONSOLIDATED CAPITALIZATION

Pursuant to the Decision, the Corporation is exempt from filing its own annual and interim financial statements and incorporates TCE’s annual and interim financial statements into the prospectus. Other than in respect of the Canadian Note Offering and the anticipated use of the net proceeds therefrom as described in “Recent Developments”, there have been no material changes in the share and loan capital of TCPL on a consolidated basis since December 31, 2024.

USE OF PROCEEDS

We estimate that the net proceeds to the Corporation from the offering of the Notes will be approximately U.S.$740,250,000, after deducting the Underwriters’ commission of U.S.$7,500,000 and the expenses of the offering, which are estimated to be U.S.$2,250,000. We intend to use the net proceeds from the offering to fund the redemption price of the Fixed-to-Fixed Rate Subordinated Trust Notes – Series 2015-A issued on May 20, 2015 by TransCanada Trust, a wholly-owned financing trust subsidiary of TCPL (the “Trust Notes”), to reduce other indebtedness of the Corporation and for general corporate purposes. Pending any such use of the net proceeds, we will invest the net proceeds in short-term marketable debt instruments.

The underwriting commission will be paid by the Corporation from the gross proceeds of the offering of Notes. The expenses of the offering will be paid from the general funds of the Corporation.

The Corporation’s overall corporate strategy and major initiatives supporting its strategy are summarized in the Annual MD&A and the Annual Information Form.

PRIOR SALES

The Corporation has not sold or issued any U.S.$ denominated subordinated notes, or securities convertible into subordinated notes, during the 12-month period prior to the date hereof.

EARNINGS COVERAGE

The following financial ratio for TCPL has been calculated on a consolidated basis for the 12-month period ended December 31, 2024 and is based on unaudited financial information of TCPL. The following financial ratio gives pro forma effect to: (i) the issuance of the Notes, as described in this prospectus supplement, and the intended use of proceeds therefrom; and (ii) the issuance of the notes pursuant to the Canadian Note Offering, as described in this prospectus supplement under the heading “Recent Developments”, and the intended use of proceeds therefrom (such adjustments being collectively referred to as the “Post-December 31, 2024 Adjustments”). Adjustments for normal course issuances and repayments of long-term debt subsequent to December 31, 2024 would not materially affect the ratio set forth below and, as a result, have not been made.

December 31, 2024
Earnings coverage on long-term debt and current liabilities	2.4 times	(1)

(1)

TCPL’s interest obligations for the 12-month period ended December 31, 2024, after giving effect to the Post-December 31, 2024 Adjustments, amounted to approximately $3,486 million. TCPL’s earnings from continuing operations before interest expense and income taxes amounted to approximately $8,237 million for the 12-month period ended December 31, 2024, which is 2.4 times TCPL’s interest requirements for that period.

DESCRIPTION OF THE NOTES

The following description of the terms of the Notes supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of debt securities under the heading “Description of Debt Securities” in the accompanying prospectus, and should be read in conjunction with that description. In this section, the terms “Corporation”, “TCPL”, “we”, “us” or “our” refer only to TransCanada PipeLines Limited and not to any of its parent, subsidiaries, partnership interests or joint venture investments.

The Notes will be issued under the amended and restated subordinated debt indenture, dated as of November 30, 2000, between the Corporation and Computershare Trust Company, N.A. (as successor to The Bank of Nova Scotia Trust Company of New York), as Trustee, as supplemented by a second supplemental indenture to be dated as of the date of issuance of the notes, between us, TCE and the Trustee. We refer to the subordinated debt indenture and the second supplemental indenture collectively as the “Indenture”. The Trustee will initially serve as paying agent for the Notes. The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Indenture. A copy of the subordinated debt indenture is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Notes will not be entitled to the benefit of any sinking fund and will not be listed on any automated quotation system. We do not intend to apply for listing of the Notes on any securities exchange.

The Trustee under the Indenture is referred to in this section as the “Trustee”, which term shall include, unless the context otherwise requires, its successors and assigns. Capitalized terms used but not defined in this section shall have the meanings given to them in the Indenture.

Interest and Maturity

The Notes will mature on June 1, 2065 (the “Maturity Date”).

The Notes will bear interest (i) from, and including, February 24, 2025 to, but not including, June 1, 2030 at the rate of 7.000% per annum and (ii) from, and including, June 1, 2030, during each Subsequent Fixed Rate Period, at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Interest Reset Determination Date plus 2.614%, to be reset on each Interest Reset Date.

Interest on the Notes will be payable semi-annually in arrears on June 1 and December 1 of each year (each such date, an “Interest Payment Date”), commencing on June 1, 2025, subject to deferral as described under “—Deferral Right”. Interest payments will be made to the persons or entities in whose names the Notes are registered at the close of business on May 18 and November 17 (in each case, whether or not a business day), respectively, immediately preceding the relevant Interest Payment Date.

Interest on the Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months and, for any period shorter than six months, on the basis of the actual number of days elapsed per 30-day month. For the purposes of disclosure under the Interest Act (Canada), and without affecting the interest payable on the Notes, whenever the interest rate on the Notes is to be calculated on the basis of a period of less than a calendar year, the yearly interest rate equivalent for such interest rate will be the interest rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days used in calculating the specified interest rate.

If an Interest Payment Date or the Maturity Date falls on a day that is not a business day, the payment of interest, principal or premium due on such day will be postponed to the next business day, and no further interest, principal or premium, as applicable, will accrue in respect of such postponement.

Unless all of the outstanding Notes are to be redeemed or have been redeemed as of the Initial Interest Reset Date, we will appoint a calculation agent (the “Calculation Agent”) with respect to the Notes prior to the Interest Reset Determination Date preceding the Initial Interest Reset Date. We or any of our affiliates may assume the duties of the Calculation Agent. The applicable interest rate for each Subsequent Fixed Rate Period will be determined by the Calculation Agent as of the applicable Interest Reset Determination Date. Promptly upon such determination, the Calculation Agent, if other than us or our affiliate, will notify us of the interest rate for the relevant Subsequent Fixed Rate Period. We will then promptly notify the Trustee, if other than the Calculation Agent, of such interest rate. The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Subsequent Fixed Rate Period beginning on or after the Initial Interest Reset Date will be conclusive and binding absent manifest error, may be made in the Calculation Agent’s sole discretion and, notwithstanding anything to the contrary in the documentation relating to the Notes, will become effective without consent from any other person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at our principal offices and will be made available to any holder of the Notes upon request.

“Five-Year Treasury Rate” means, as of any Interest Reset Determination Date, as applicable, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published H.15 (as defined below), for the U.S. Treasury security with a maturity of five years from the next Interest Reset Date and trading in the public securities market or (2) if there is no such published U.S. Treasury security with a maturity of five years from the next Interest Reset Date and trading in the public securities market, the rate will be determined by the Calculation Agent by interpolation or extrapolation on a straight line basis between the most recent weekly average yield to maturity for two series of U.S. Treasury securities trading in the public securities market, (A) one maturing as close as possible to, but earlier than, the Interest Reset Date following the next succeeding Interest Reset Determination Date, and (B) the other maturing as close as possible to, but later than, the Interest Reset Date following the next succeeding Interest Reset Determination Date, in each case as published in the most recently published H.15.

If the H.15 is no longer published or the Five-Year Treasury Rate cannot be determined pursuant to the methods described in clauses (1) or (2) above, then the Five-Year Treasury Rate will be the Five-Year Treasury Rate in effect for the prior Subsequent Fixed Rate Period, or, in the case of the Initial Interest Reset Date, 4.386%.

“H.15” means the daily statistical release designated as such, or any successor publication as determined by the Calculation Agent in its sole discretion, published by the Board of Governors of the United States Federal Reserve System, and “most recently published H.15” means the H.15 published closest in time but prior to the close of business on the applicable Interest Reset Determination Date.

“Initial Interest Reset Date” means June 1, 2030.

“Interest Reset Date” means the Initial Interest Reset Date and each date falling on the five-year anniversary of the preceding Interest Reset Date.

“Interest Reset Determination Date” means, in respect of any Subsequent Fixed Rate Period, the day falling two business days prior to the beginning of such Subsequent Fixed Rate Period.

“Subsequent Fixed Rate Period” means the period from and including the Initial Interest Reset Date to, but not including, the next following Interest Reset Date for the Notes and thereafter each period from and including each Interest Reset Date to, but not including, the next following Interest Reset Date.

Specified Denominations

The Notes will be issued only in minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Deferral Right

So long as no event of default has occurred and is continuing, we may elect, in our sole discretion, at any date other than an Interest Payment Date (a “Deferral Date”), to defer the interest payable on the Notes on one or more occasions for up to 10 consecutive years (a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an event of default or any other breach under the Indenture or the Notes. Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. A Deferral Period terminates on any Interest Payment Date where the Corporation pays all accrued and unpaid interest on such date. No Deferral Period may extend beyond the Maturity Date. We will give the holders of the Notes (the “Noteholders”) written notice of our election to commence or continue a Deferral Period at least 10 and not more than 60 days before the next Interest Payment Date.

Dividend Stopper Undertaking

Unless the Corporation has paid all accrued and unpaid interest on the Notes:

•

neither the Corporation nor TCE will declare any dividends on the Dividend Restricted Shares (other than stock dividends on Dividend Restricted Shares) or make any payment to holders of any of the Dividend Restricted Shares in respect of dividends not declared or paid on such Dividend Restricted Shares;

•	the Corporation will not pay any interest on Parity Notes or make any payment to holders of any of the Parity Notes in respect of interest not paid on such Parity Notes;

•

neither the Corporation nor TCE will redeem, purchase or otherwise retire any Dividend Restricted Shares (except (A) out of the net cash proceeds of a substantially concurrent issue of Dividend Restricted Shares or (B) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Dividend Restricted Shares); and

•	the Corporation will not redeem, purchase or otherwise retire any Parity Notes

(the “Dividend Stopper Undertaking”).

“Dividend Restricted Shares” means, collectively, the common shares and preferred shares of each of the Corporation and TCE.

“Parity Notes” means any class or series of our indebtedness currently outstanding or hereafter created that ranks on a parity with the Notes as to distributions upon liquidation, dissolution or winding-up.

It is in our interest to ensure that interest on the Notes is timely paid so as to avoid triggering the Dividend Stopper Undertaking.

Optional Redemption

The Corporation may, at its option, on giving not more than 60 nor less than 10 days’ notice to the Noteholders, redeem the Notes, in whole at any time or in part from time to time, (i) on any day in the period commencing on (and including) March 1, 2030 (being the date falling three months prior to the Initial Interest Reset Date) and ending on (and including) June 1, 2030, and (ii) after June 1, 2030, on any Interest Payment Date or Interest Reset Date. The redemption price per U.S.$1,000 principal amount of Notes redeemed on any such day will be 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Notes that are redeemed shall be cancelled and shall not be reissued.

In the event that the Corporation redeems or purchases any of the Notes, the Corporation intends (without thereby assuming a legal obligation) to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by the Corporation or TCE from new issuances by the Corporation or TCE or a subsidiary or affiliate of the Corporation or TCE during the period commencing on the 365th or 366th calendar day, depending upon the actual number of days in the applicable year, prior to the date of such redemption or purchase of securities which are assigned, by S&P at the time of sale or issuance, an aggregate “equity credit” (or such similar nomenclature used by S&P from time to time) that is equal to or greater than the equity credit assigned to the Notes to be redeemed or repurchased at the time of their issuance (but taking into account any changes in hybrid capital methodology or another relevant methodology or the interpretation thereof since the issuance of the Notes).

At the Corporation’s discretion, any redemption of the Notes may be subject to one or more conditions precedent, including completion of an equity or other securities offering, an incurrence of indebtedness or other financing, or any other corporate transaction or event. Notice of any redemption in respect thereof may, at the Corporation’s discretion, be given prior to the completion of one or more of the transactions or events upon which the redemption is conditioned and such redemption may be partial as a result of only some of the conditions being satisfied. If such redemption is subject to the satisfaction of one or more conditions precedent, the related notice must describe each such condition, and if applicable, state that, in the Corporation’s discretion, such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the applicable date fixed for redemption. In addition, the Corporation may provide in such notice that payment of the redemption price and other amounts owing for the redemption of any Notes and performance of the Corporation’s obligations with respect to such redemption may be performed by another Person.

Tax Treatment

The Corporation agrees and each holder (and beneficial owner) of the Notes will, by accepting any Notes (or a beneficial interest therein), be deemed to agree to treat the Notes as indebtedness of the Corporation for United States federal, state and local income tax purposes, unless otherwise required by a change in law after the date on which the Notes are issued or the good faith resolution of a tax audit or other tax proceeding.

Redemption on Tax Event or Rating Event

At any time upon or following the occurrence of a Tax Event, the Corporation may, at its option, on giving not more than 60 nor less than 10 days’ notice to the Noteholders, redeem all (but not less than all) of the Notes. The redemption price per U.S.$1,000 principal amount of Notes will be equal to 100% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for redemption.

A “Tax Event” means the Corporation (or its successor) determines that (1) as a result of (A) any amendment to or change (including any announced prospective change) in the laws or related regulations of any Relevant Taxing Jurisdiction or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority announced or becoming effective on or after the date hereof, the Corporation has or will become obligated to pay, on the next Interest Payment Date for the Notes, additional amounts with respect to any Note as described under “Payment of Additional Amounts”, or there is more than an insubstantial risk that interest payable on the Notes is not deductible, or within 90 days would not be deductible, in whole or in part, by the Corporation for Canadian federal income tax purposes, or (2) on or after the date of this prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court in, any Relevant Taxing Jurisdiction, including any of those actions specified in (1) above, whether or not the action was taken or decision rendered with respect to the Corporation, or any change, amendment, application or interpretation is officially proposed, which, in the opinion of the Corporation’s counsel, will result in the Corporation becoming obligated to pay, on the next Interest Payment Date for the Notes, additional amounts with respect to any Note, and the Corporation has determined that the obligation cannot be avoided by the use of reasonable available measures.

At any time upon or following the occurrence of a Rating Event, the Corporation may, at its option, on giving not more than 60 nor less than 10 days’ notice to the Noteholders, redeem all (but not less than all) of the Notes. The redemption price per U.S.$1,000 principal amount of Notes will be equal to 102% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for redemption.

A “Rating Event” means Moody’s Investors Service, Inc., S&P Global Ratings, DBRS Limited or Fitch Ratings, Inc. that then publishes a rating for TCE or the Corporation (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Notes, which amendment, clarification or change results in (a) the shortening of the length of time the Notes are assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Notes; or (b) the lowering of the equity credit (including up to a lesser amount) assigned to the Notes by that rating agency compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Notes.

If a redemption date falls on a day that is not a business day, such redemption date will be postponed to the next business day, and no further interest will accrue in respect of such postponement.

Provision of Financial Information

The Corporation will file with the Trustee, within 15 days after the same are so required to be filed with the SEC, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Corporation is required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act. If the Corporation is not required to file such information, documents or reports with the SEC, then the Corporation will file with the Trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the U.S. Exchange Act in respect of a debt security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

Delivery of such reports, information and documents to the Trustee shall be for informational purposes only and the Trustee’s receipt of such reports, information and documents shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including our compliance with any of our covenants under the Indenture (as to which the Trustee is entitled to rely exclusively on officers’ certificates). The Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, our compliance with the covenants or with respect to any reports or other documents filed with the SEC under the Indenture.

Modification and Waiver

Modification of Indenture

The provisions of the Indenture concerning modifications thereto will apply to the Notes. You should refer to the description of these provisions under “Description of Debt Securities—Modification and Waiver” in the prospectus.

Waiver of Default

The holders of a majority in principal amount of the outstanding Notes may, on behalf of all Noteholders, waive, insofar as the Notes are concerned, compliance by the Corporation with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding Notes may waive any past default under the Indenture with respect to the Notes, except in respect of a provision which under the Indenture cannot be modified or amended without the consent of each holder of the Notes. See “Description of Debt Securities—Modification and Waiver” in the prospectus.

Discharge, Defeasance and Covenant Defeasance

The provisions of the Indenture concerning defeasance, satisfaction and discharge will apply to the Notes. You should refer to the description of these provisions under “Description of Debt Securities—Discharge, Defeasance and Covenant Defeasance” in the prospectus.

Subordination

The Notes will be our direct unsecured obligations and will rank junior and subordinate in right of payment to the prior payment in full of our existing and future Senior Indebtedness. The Notes will rank equal in right of payment with our U.S.$1,000,000,000 in aggregate principal amount of outstanding 6.350% Junior Subordinated Notes Due 2067 and any of our future unsecured indebtedness if the terms of such indebtedness provide that it ranks equal with the Notes in right of payment. In addition, the Notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries, which are distinct legal entities having no obligation to pay any amounts in respect of the Notes or to make funds available for such purpose. The Notes will be effectively subordinated in right of payment to any secured obligations we may incur as the holders of any such secured obligations would have claims with respect to the assets constituting collateral for such obligations that are prior to the claims under the Notes. The Notes will rank senior to our common shares as to the distribution of our assets in the event of our bankruptcy or insolvency.

In the event (i) of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Corporation or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding up of the Corporation, or (ii) subject to the subordination provisions in the Indenture, that a default shall have occurred with respect to payments due on any Senior Indebtedness, or there shall have occurred an event of default (other than a default in payment) in respect of any Senior Indebtedness permitting the holder or holders thereof to accelerate the maturity thereof, or (iii) that the principal of and accrued interest on the Notes shall have been declared due and payable pursuant to the Indenture and such declaration shall not have been rescinded and annulled as provided therein, then the holders of Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon before the Noteholders are entitled to receive any payment on account of the principal of, any premium, if any, or interest on the Notes, including, without limitation, any payments made pursuant to any redemption or purchase for cancellation.

“Senior Indebtedness” means obligations (other than non-recourse obligations, the Notes or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures or notes or obligations of the Corporation for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation.

As of December 31, 2024, the Corporation’s Senior Indebtedness totaled approximately $30,513 million.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Corporation, to obtain payment of claims in certain cases, or to realize on certain assets received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture), it must eliminate such conflict or resign.

For the avoidance of doubt, the subordination provisions described in the prospectus under the heading “Description of Debt Securities—U.S. Indentures—Subordinated Debt” (including the definition of “Senior Indebtedness” specified therein) shall not be applicable to the Notes. The subordination provisions described in this section shall be the only such provisions applicable to the Notes.

Events of Default

An event of default in respect of the Notes will occur only if the Corporation (a) defaults on the payment of (i) principal or premium, if any, when due and payable, or (ii) interest when due and payable and such default continues for 30 days (subject to the Corporation’s right, at its sole option, to defer interest payments, as described under “Description of the Notes—Deferral Right”) on the Notes, (b) files for bankruptcy or other specified events of bankruptcy, insolvency, receivership or reorganization occur with respect to the Corporation, or (c) defaults in the performance or breach of any other covenant or warranty in the Indenture, which default continues uncured for a period of 60 days after we receive written notice from the Trustee or we and the Trustee receive written notice from the holders of not less than 25% in principal amount of the outstanding Notes as provided in the Indenture.

There will be no right of acceleration in the case of an event of default described in clause (c) above, although a legal action could be brought to enforce such covenants.

If an event of default has occurred, other than an event of default described in clause (c) above, and is continuing, then the Trustee may, in its discretion and shall upon the request of holders of not less than 25% of the principal amount of Notes then outstanding under the Indenture, demand payment of the principal or premium, if any, together with any accrued and unpaid interest up to (but excluding) such date, which shall immediately become due and payable in cash, and may institute legal proceedings for the collection of such aggregate amount in the event the Corporation fails to make payment thereof upon such demand.

The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to the Trustee’s rights under the Indenture and certain exceptions. The Indenture provides that, (i) in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his own affairs and (ii) no provision of the Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance or exercise of its rights, powers or duties if there are reasonable grounds for believing that the repayment of funds or indemnity satisfactory to it against such liability is not reasonably assured to it. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder, unless such holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee. The permissive rights of the Trustee to take or refrain from taking any action enumerated in the Indenture will not be construed as an obligation or duty. No amounts owed to the Trustee under the Indenture shall be classified or treated as subordinated indebtedness.

The Trustee shall not be deemed to have knowledge or notice of the occurrence of any default or event of default, unless a responsible trust officer of the Trustee shall have received written notice from the Corporation or a holder describing such default or event of default, and stating that such notice is a notice of default or event of default.

For the avoidance of doubt, the events of default specified in the prospectus under the heading “Description of Debt Securities—U.S. Indentures—Events of Default” shall not be applicable to the Notes. The events of default stated in this section shall be the only events of default applicable to the Notes.

Covenants

The Indenture contains certain covenants of the Corporation for the benefit of Noteholders. You should refer to the description of one of these covenants under “Description of Debt Securities—Certain Covenants of the Corporation—Merger, Consolidation, Sale, Lease or Conveyance” in the prospectus.

Payment of Additional Amounts

The Corporation will, subject to the exceptions and limitations set forth below, pay to any Noteholder such additional amounts as may be necessary so that every net payment on the Notes held by such Noteholder, after deduction or withholding by the Corporation or any of its paying agents for or on account of any present or future tax, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (“Taxes”) imposed by or on behalf of

(1) any jurisdiction from or through which payment on any Note is made by or on behalf of the Corporation (or any successor thereto) or any political subdivision or governmental authority thereof or therein having the power to tax; or

(2) any other jurisdiction in which the Corporation (or any successor thereto) is incorporated or organized, engaged in business for tax purposes, or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax

(each of clauses (1) and (2), a “Relevant Taxing Jurisdiction”), will not be less than the amount provided in those Notes to be then due and payable (and the Corporation will remit the full amount withheld to the relevant authority in accordance with applicable law). However, the Corporation will not be required to make any payment of additional amounts:

(a)

to any person in respect of whom Taxes imposed by Canada are required to be withheld or deducted as a result of such person or any other person that has a beneficial interest in respect of any payment or deemed payment under those Notes (i) not dealing at arm’s length with the Corporation (within the meaning of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”)), (ii) being a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Corporation, or (iii) not dealing at arm’s length (for the purposes of the Tax Act) with such a “specified shareholder”;

(b)

for or on account of Canadian withholding Taxes imposed on a deemed dividend arising under subsection 214(18) of the Tax Act as a result of the Corporation being a “specified entity” (as defined in subsection 18.4(1)) in respect of the Noteholder (other than where the Corporation is a specified entity in respect of the Noteholder solely as a result of the existence, exercise or enforcement of rights under any Notes);

(c)

to any person for any Tax by reason of such person being formerly or presently connected with the Relevant Taxing Jurisdiction (otherwise than merely by holding or ownership of those Notes or receiving any payments or exercising any rights thereunder), including without limitation a non-resident insurer who carries on an insurance business in Canada and in a country other than Canada;

(d)

for or on account of any Tax which would not have been so imposed, deducted or withheld but for: (i) the presentation by the holder of those Notes on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later; or (ii) the holder’s failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from or a reduction in the rate of deduction or withholding of any such taxes, assessment or charge;

(e)	for or on account of any estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or other governmental charge;

(f)

for or on account of any Tax required to be withheld by any paying agent from any payment to a person on those Notes if such payment can be made to such person without such deduction or withholding by at least one other paying agent the identity of which is provided to such person;

(g)	for or on account of any Tax which is payable otherwise than by deduction or withholding from a payment on those Notes;

(h)	for or on account of any withholding or deduction imposed pursuant to: (i) Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof that is substantively comparable and not materially more onerous to comply with or (ii) any treaty, law, regulation or other official guidance implementing FATCA or an intergovernmental agreement with respect to FATCA or any agreement entered into pursuant to Section 1471(b)(1) of the Code; or

(i)	for any combination of items (a), (b), (c), (d), (e), (f), (g) and (h);

nor will additional amounts be paid with respect to any payment on those Notes to a Noteholder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required to be included in the applicable taxable income of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the additional amounts had such beneficiary, settlor, member or beneficial owner been the Noteholder of such Notes.

The Corporation will pay and reimburse the holders upon demand for any cost, loss or liability that the holder incurs in relation to any present or future stamp, issue, registration, court or documentary Taxes, or similar charges or levies (including any related interest or penalties with respect thereto) or any other excise, property or similar Taxes or similar charges or levies (including any related interest or penalties with respect thereto) that arise in a Relevant Taxing Jurisdiction from the execution, delivery, registration, or enforcement of a Note, the Indenture or any other document or instrument in relation thereto (other than, in each case, in connection with a transfer of Notes after this issuance of Notes).

The foregoing obligations will survive any termination, defeasance or discharge of the Indenture and any transfer by a holder or beneficial owner.

Book-Entry System

The Notes will be represented by fully registered global securities (the “Global Securities”) registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the “Depositary”)), or such other name as may be requested by an authorized representative of the Depositary. The authorized minimum denominations of each Note will be U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. Accordingly, Notes may be transferred or exchanged only through the Depositary and its participants. Except as described below, owners of beneficial interests in the Global Securities will not be entitled to receive Notes in definitive form. Account holders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in the Depositary. So long as the Depositary for a Global Security or its nominee is the registered owner of the Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have the Notes represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Beneficial Owners (as defined below) will not receive certificates representing their ownership interests in the Notes except in the event that use of the book-entry system for the Notes is discontinued or if there shall have occurred and be continuing an event of default under the Indenture. The Depositary will have no knowledge of the actual beneficial owners of the Notes; the Depositary’s records will reflect only the identity of the direct participants to whose accounts the Notes are credited, which may or may not be the beneficial owners. The Direct Participants and Indirect Participants (as each is defined below) will remain responsible for keeping account of their holdings on behalf of their customers.

Each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest in order to exercise any rights of a Noteholder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the Notes.

The Depositary

The following is based on information furnished by the Depositary: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. The Depositary holds securities that its participants (“Participants”) deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants (“Direct Participants”) include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depositary and its Participants are on file with the SEC.

Purchases of the Notes under the Depositary’s system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary’s records. The ownership interest of each actual purchaser of each Note represented by a Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the Notes will not receive Notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such Notes is discontinued.

To facilitate subsequent transfers, the Global Securities representing the Notes which are deposited with the Depositary are registered in the name of the Depositary’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of Global Securities with the Depositary and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the Notes; the Depositary’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of the Notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Notes, such as redemptions, tenders, defaults and proposed amendments to the Indenture.

Any redemption notices relating to the Notes will be sent to the Depositary. If less than all of the Notes are being redeemed, the Depositary may determine by lot the amount of the interest of each Direct Participant in the Notes to be redeemed. Neither the Depositary nor its nominee will consent or vote with respect to the Notes unless authorized by a Direct Participant in accordance with the Depositary’s procedures. Under its procedures, the Depositary may send a proxy to the Corporation as soon as possible after the record date for a consent or vote. The proxy would assign the Depositary’s nominee’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the relevant record date.

Neither the Depositary nor Cede & Co. (nor such other nominee of the Depositary) will consent or vote with respect to the Global Securities representing the Notes. Under its usual procedures, the Depositary mails an

“omnibus proxy” to the Corporation as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal, premium, if any, and interest payments on the Global Securities representing the Notes will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary). The Depositary’s practice is to credit Direct Participants’ accounts, upon the Depositary’s receipt of funds and corresponding detail information from the Corporation or the Trustee, on the applicable payment date in accordance with their respective holdings shown on the Depositary’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary) is the responsibility of the Corporation or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

The Depositary may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Corporation or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Notes in definitive form are required to be printed and delivered to each Noteholder. No Global Security may be exchanged in whole or in part, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for the Global Security or its nominee unless (1) the Depositary (A) has notified the Corporation that it is unwilling or unable to continue as Depositary for the Global Security or (B) has ceased to be a clearing agency registered under the U.S. Exchange Act, or (2) there shall have occurred and be continuing an event of default under the Indenture. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the Notes, but the Corporation may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions. The Corporation shall not be required to: (i) issue, register the transfer of or exchange Notes during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of Notes to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange the Notes, or a portion thereof, called for redemption, except the unredeemed portion of the Notes being redeemed in part; or (iii) issue, register the transfer of or exchange any Notes which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

The Corporation may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, Notes in definitive form will be printed and delivered.

Settlement for the Notes will be made in immediately available funds. Secondary market trading in the Notes will be settled in immediately available funds.

The information in this section concerning the Depositary and the Depositary’s book-entry system has been obtained from sources that the Corporation believes to be reliable, but is subject to any changes to the arrangements between the Corporation and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary.

Euroclear

Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking, Finance and Insurance Commission (La Commission Bancaire, Financière et des Assurances) and the

National Bank of Belgium (Banque Nationale de Belgique). Euroclear holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates. Euroclear provides other services to its customers, including credit, custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several countries. Euroclear customers include banks, including central banks, securities brokers and dealers, trust companies and clearing corporations and may include certain other professional financial intermediaries. Indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have custodial relationships with Euroclear customers. All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

The information in this section concerning Euroclear has been obtained from sources that the Corporation believes to be reliable, but is subject to any changes that may be instituted unilaterally by Euroclear.

Clearstream

Clearstream is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry transfers between the accounts of its customers. This eliminates the need for physical movement of securities. Clearstream provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities. It interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships. Clearstream’s customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include professional financial intermediaries. Its U.S. customers are limited to securities brokers and dealers and banks. Indirect access to the Clearstream system is also available to others that clear through Clearstream customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

The information in this section concerning Clearstream has been obtained from sources that the Corporation believes to be reliable, but is subject to any changes that may be instituted unilaterally by Clearstream.

Global Clearance and Settlement Procedures

Cross market transfers between persons holding directly or indirectly through the Depositary, on the one hand, and directly or indirectly through Euroclear or Clearstream, on the other, will be effected through the Depositary in accordance with Depositary rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving Notes through the Depositary, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to the Depositary. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time zone differences, credits of Notes received through Clearstream or Euroclear as a result of a transaction with a Depositary participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Such credits or any transactions in such Notes settled during that processing will be reported to the relevant Euroclear participants or Clearstream participants on that following business day. Cash received in Clearstream or Euroclear as a result of sales of Notes by or through a Clearstream participant or a Euroclear participant to a Depositary participant will be received with value on the Depositary settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement with the Depositary.

Although the Depositary, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depositary, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures and those procedures may be modified or discontinued at any time. Neither we nor the paying agent will have any responsibility for the performance by the Depositary, Euroclear or Clearstream or their respective direct or indirect participants of their obligations under the rules and procedures governing their operations.

Governing Law

The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

CERTAIN INCOME TAX CONSIDERATIONS

Each of the summaries under this section “Certain Income Tax Considerations” is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder, and no representation is made with respect to the United States federal tax consequences or Canadian tax consequences to any particular holder. Accordingly, prospective purchasers are urged to consult their own tax advisors with respect to the United States federal tax consequences or Canadian tax consequences relevant to them, having regard to their particular circumstances.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes, but does not purport to be a complete analysis of all potential U.S. federal income tax effects. This summary is limited to consequences relevant to a U.S. holder (as defined below) and does not address the effects of any U.S. federal tax laws other than U.S. federal income tax laws (such as estate and gift tax laws) or the Medicare tax on net investment income or any state, local, non-U.S. laws. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”), or an opinion of counsel, with respect to any of the U.S. federal income tax consequences described below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the acquisition, ownership or disposition of the Notes or that any such position would not be sustained by a court.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to holders subject to special rules, such as banks and other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, individual retirement accounts and other tax-deferred accounts, tax-exempt entities and organizations, dealers in securities or currencies, traders in securities that elect mark-to-market tax accounting for their securities holdings, entities or arrangements that are partnerships or other pass-through entities for U.S. federal income tax purposes and investors in such entities, persons holding the Notes as part of a hedge, straddle, constructive sale, wash sale, or conversion, integrated or similar transaction, a corporation that accumulates earnings to avoid U.S. federal income tax, U.S. holders that hold the Notes through non-U.S. brokers or other non-U.S. intermediaries, persons that have ceased to be U.S. citizens or lawful permanent residents of the United States, persons holding the Notes in connection with a trade or business conducted outside of the United States, U.S. citizens or lawful permanent residents living abroad, persons who file applicable financial statements required to recognize income with respect to a Note when associated revenue is reflected on such financial statements or persons whose functional currency is not the U.S. dollar. In addition, this discussion is limited to U.S. holders that purchase Notes for cash at original issue and at their “issue price” (i.e., the first price at which a substantial amount of Notes are sold to the public for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who hold the Notes as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the tax consequences to a U.S. Holder that has its Trust Notes redeemed in a substantially contemporaneous transaction.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement taxable as a partnership for U.S. federal income tax purposes holds the Notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Each partnership considering an investment in Notes and partner therein should consult its own tax advisor as to the tax consequences of the acquisition, ownership and disposition of the Notes.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Characterization of the Notes

The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the Notes. We intend to take the position, to the extent required to do so, that the Notes are classified for U.S. federal income tax purposes as indebtedness (although there is no controlling authority directly on point). However, our characterization of the Notes is not binding on the IRS, and no assurance can be given that the IRS will not assert, or a court would not sustain, a contrary position regarding the characterization of the Notes. If the IRS were to successfully challenge the classification of the Notes as indebtedness, interest payments on the Notes likely would be treated for U.S. federal income tax purposes as distributions with respect to an equity interest. By acquiring an interest in a Note, each beneficial owner of a Note will agree, to treat the Notes as indebtedness for U.S. federal income tax purposes unless otherwise required by a change in law after the Notes are issued or the good faith resolution of a tax audit or other tax proceeding, and the remainder of this discussion assumes this treatment. Prospective U.S. holders should consult their own tax advisors regarding the tax consequences that will arise if the Notes are not treated as indebtedness for U.S. federal income tax purposes.

In addition, in certain circumstances (see “Description of the Notes—Optional Redemption,” “Description of the Notes—Payment of Additional Amounts” and “Description of the Notes—Redemption on a Tax Event or Rating Event”), we may be obligated to redeem the Notes prior to maturity or to pay amounts on the Notes that are in excess of stated interest or principal on the Notes. These potential payments may implicate the provisions of U.S. Treasury regulations relating to “contingent payment debt instruments,” but we do not intend to treat the possibility of such contingent payments on the Notes as subjecting the Notes to the contingent payment debt instrument rules. Our determination that the Notes are not subject to the contingent payment debt instrument rules is binding on a U.S. holder, unless such U.S. holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. It is possible that the IRS may take a different position, in which case, if such position is sustained, a U.S. holder might be required to accrue ordinary interest income at a higher rate than the stated interest rate and to treat as ordinary income rather than capital gain any gain recognized on the taxable disposition of the Notes. The remainder of this discussion assumes that the Notes will not be treated as contingent payment debt instruments. Prospective U.S. holders are encouraged to consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the Notes.

Stated Interest

We have the option under certain circumstances to defer payments of stated interest on the Notes. Under the U.S. Treasury regulations relating to original issue discount (“OID”), a debt instrument is deemed to be issued with OID if there is more than a “remote” contingency that periodic stated interest payments due on the instrument will not be timely paid. We believe the likelihood that we exercise such option is remote within the meaning of the U.S. Treasury regulations in part due to the Dividend Stopper Undertaking.

Based on the foregoing, we intend to take the position that the likelihood of the exercise of the option to defer payments of stated interest on the Notes should not result in the Notes being issued with OID. Our determination regarding the remoteness of such exercise is binding on a U.S. holder, unless such U.S. holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS, and no assurance can be given that the IRS will not assert, or a court would not sustain, a contrary position. If the likelihood of such exercise was determined not to be remote, the Notes would be treated as issued with OID and all stated interest would be treated as OID as long as the Notes are outstanding. In that case, a U.S. holder would be required to accrue interest income on the Notes on an annual basis under a constant yield accrual method regardless of their regular method of accounting for U.S. federal income tax purposes. The remainder of this discussion assumes that the Notes will not be treated as issued with OID solely as a result of us having the option under certain circumstances to defer payments of stated interest on the Notes. Moreover, it is expected, and assumed for purposes this discussion that, the Notes will be issued with less than a de minimis amount of OID for U.S. federal income tax purposes.

Payments of qualified stated interest on a Note (including any additional amounts paid in respect of withholding taxes and without reduction for any amounts withheld) will be includible in the gross income of a U.S. holder as ordinary interest income at the time such payments are received or accrued, in accordance with such U.S. holder’s regular method of accounting for U.S. federal income tax purposes. “Qualified stated interest” generally is stated interest that is “unconditionally payable” in cash or property (other than our debt instruments) at least annually during the entire term of a Note either at a single fixed rate, or a qualifying variable rate.

Stated interest on a Note and OID, if any, accrued with respect to a Note generally will constitute foreign source income and generally will be considered “passive category income” in computing the foreign tax credit allowable to U.S. holders under U.S. federal income tax laws.

Any non-U.S. withholding tax paid in respect of a payment of interest to a U.S. holder on the Notes may be eligible for a foreign tax credit (or a deduction in lieu of such credit) for U.S. federal income tax purposes. However, there are significant complex limitations on a U.S. holder’s ability to claim such a credit or deduction. U.S. holders should consult their tax advisors concerning the foreign tax credit and deductibility implications of any non-U.S. taxes withheld with respect to the Notes generally and in their particular circumstances.

Exercise of Deferral Option

If we exercise our option to defer the payment of interest on the Notes, pursuant to certain applicable U.S. Treasury regulations, we expect to treat the Notes as if they had been redeemed and reissued solely for OID purposes. Accordingly, all remaining interest payments on the Notes (including interest on deferred interest) could be treated as OID, which a U.S. holder would be required to accrue and include in taxable income on a constant yield basis over the remaining term of the Notes, without regard to the time interest is actually paid on the Notes and without regard to such U.S. holder’s regular method of accounting for U.S. federal income tax purposes. The amount of OID income includible in such U.S. holder’s taxable income would be determined on the basis of a constant yield method over the remaining term of the Notes, and the actual receipt of future payments of stated interest on the Notes would no longer be separately reported as taxable income. The total amount of OID related to the deferred payments that would accrue during the deferral period would be approximately equal to the amount of the cash payment due immediately following the end of that period. Any OID included in income would increase such U.S. holder’s adjusted tax basis in its Notes, and its actual receipt of cash interest payments would reduce that adjusted tax basis. Accordingly, if a U.S. holder sells a Note during a Deferral Period, although such U.S. holder will not receive any of the interest that accrued on that Note during the Deferral Period, such U.S. holder will be required to report any OID accrued while it held such Note as income for U.S. federal income tax purposes.

Sale, Exchange, Retirement, Redemption or Other Taxable Disposition of Notes

Upon the sale, exchange, retirement, redemption or other taxable disposition of a Note, a U.S. holder generally will recognize gain or loss equal to the difference, if any, between (i) the amount realized upon such disposition (other than any amount equal to any accrued but unpaid stated interest (and any additional amounts paid with respect thereto), which, if not previously included in such U.S. holder’s income, will be taxable as ordinary interest income in accordance with the U.S. holder’s method of tax accounting as discussed above) and (ii) such U.S. holder’s adjusted tax basis in the Note.

A U.S. holder’s adjusted tax basis in a Note will generally equal the amount such U.S. holder paid for such Note, increased by any OID previously accrued by such U.S. holder with respect to such Note, decreased (but not below zero) by any payments received by a U.S. holder other than payments of qualified stated interest with respect to the Notes.

Any gain or loss recognized upon the sale, exchange, retirement, redemption or other taxable disposition of a Note generally will be U.S. source capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the Note for more than one year at the time of the sale, exchange, retirement, redemption or other taxable position. Non-corporate U.S. holders (including individuals) generally are subject to tax on long-term capital gains at reduced rates. The deductibility of capital losses is subject to limitations. Prospective U.S. holders should consult their own tax advisors concerning the creditability or deductibility of any non-U.S. income tax imposed on the disposition of Notes in their particular circumstances.

Foreign Financial Assets Reporting

Certain U.S. holders are required to disclose on their U.S. federal income tax returns certain information relating to an interest in the Notes, subject to certain exceptions (including an exception for Notes held in accounts maintained by certain financial institutions). Prospective U.S. holders should consult their own tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the Notes and regarding their tax reporting obligations.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal and interest and any accruals of OID on the Notes and to the proceeds from the sale or other disposition (including a retirement or redemption) of a Note paid to a U.S. holder unless such U.S. holder is an exempt recipient and, when required, provides evidence of such exemption. Backup withholding may apply to such payments, including payments of accrued OID, if the U.S. holder fails to provide a taxpayer identification number or a certification that it is not subject to backup withholding and otherwise comply with any applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Prospective purchasers of Notes are urged to consult their own tax advisors regarding their qualification for an exemption from backup withholding and information reporting and the procedures for obtaining such an exemption, if applicable.

Certain Canadian Income Tax Considerations

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act applicable to a purchaser of Notes as beneficial owner pursuant to the prospectus and this prospectus supplement who, at all relevant times, for purposes of the Tax Act and any applicable tax treaty or convention (i) is not resident or deemed to be resident in Canada; (ii) deals at arm’s length with and is not affiliated with the Corporation, any of its affiliates or the Underwriters; (iii) deals at arm’s length with any transferee who is resident or deemed to be resident in Canada and to whom the purchaser assigns or otherwise transfers the Notes; (iv) is not a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Corporation or a person that does not deal at arm’s length with a specified shareholder of the Corporation; (v) is not an entity in respect of which the Corporation is a “specified entity” as defined in subsection 18.4(1) the Tax Act and is not a “specified entity” in respect of any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Notes; (vi) is entitled to all payments under the Notes; (vii) is not an “authorized foreign bank”; and (viii) does not use or hold and is not deemed to use or hold a Note in carrying on business in Canada (a “Non-Resident Holder”).

This summary is based on the current provisions of the Tax Act, all proposed amendments to the Tax Act publicly announced prior to the date of this prospectus supplement (the “Proposed Amendments”) and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency in effect as of the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Non-Resident Holder and, other than the Proposed Amendments, does not anticipate any changes in law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. There can be no assurance that the Proposed Amendments will be enacted as proposed or at all. Special rules, which are not discussed below, may apply to a Non-Resident Holder that is an insurer which carries on an insurance business in Canada and elsewhere. This summary assumes that no amount paid or payable as, or on account or in lieu of payment of, interest (including any amounts deemed to be interest) on the Notes will be in respect of a debt or other obligation to pay an amount to a person who does not deal at arm’s length with the Corporation for purposes of the Tax Act. This summary further assumes that no amount paid or payable to a Non-Resident Holder will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of paragraph 18.4(3)(b) of the Tax Act.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-Resident Holder and no representation with respect to the income tax consequences to any particular Non-Resident Holder is made. Prospective purchasers of Notes should consult their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of Notes having regard to their own particular circumstances.

Under the Tax Act, the payment of interest, principal or premium, if any, on the Notes to a Non-Resident Holder by the Corporation will be exempt from Canadian non-resident withholding tax. No other taxes on income or capital gains will be payable under the Tax Act by a Non-Resident Holder in respect of the acquisition, holding, redemption or disposition of a Note by the Non-Resident Holder, or the receipt of interest, principal or premium thereon by the Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of a Note.

UNDERWRITING

Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated February 19, 2025 between us and the Underwriters, for whom Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and SMBC Nikko Securities America, Inc. are acting as representatives, we have agreed to sell to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from us, as principals, subject to the terms and conditions of the Underwriting Agreement, the following respective principal amounts of Notes listed opposite their names below.

Underwriters	Principal Amount of Notes
Deutsche Bank Securities Inc.	U.S.$	135,000,000
J.P. Morgan Securities LLC	U.S.$	116,250,000
SMBC Nikko Securities America, Inc.	U.S.$	116,250,000
BofA Securities, Inc.	U.S.$	48,750,000
Citigroup Global Markets Inc.	U.S.$	48,750,000

Underwriters	Principal Amount of Notes
Mizuho Securities USA LLC	U.S.$	48,750,000
MUFG Securities Americas Inc.	U.S.$	48,750,000
Truist Securities, Inc.	U.S.$	48,750,000
Wells Fargo Securities, LLC	U.S.$	48,750,000
Barclays Capital Inc.	U.S.$	22,500,000
BBVA Securities Inc.	U.S.$	22,500,000
Morgan Stanley & Co. LLC	U.S.$	22,500,000
PNC Capital Markets LLC	U.S.$	22,500,000

Total	U.S.$	750,000,000

The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the offering of Notes, we will pay the Underwriters a commission equal to 1.000% of the principal amount of Notes sold pursuant to the offering, for an aggregate commission payable by us of U.S.$7,500,000. The Underwriters’ commission is payable on the closing of the offering. The offering expenses payable by us, other than the underwriting commission, are estimated to be U.S.$2,250,000 and will be paid by us from the general funds of the Corporation.

The terms of the offering were established through negotiations between us and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion, subject to certain conditions, following a suspension of trading on certain stock exchanges, a banking moratorium, an outbreak or escalation of hostilities or a declaration by the U.S. or Canada of a national emergency or war, or other calamity or crisis affecting financial markets such as to make it, in the sole judgment of the representatives of the Underwriters, impractical or inadvisable to proceed with the offering, sale or delivery of the Notes as contemplated by this prospectus supplement, and upon the occurrence of certain stated events.

If an Underwriter fails to purchase the Notes which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Notes, provided that, if the aggregate principal amount of Notes not purchased is less than or equal to 10% of the aggregate principal amount of Notes agreed to be purchased by the Underwriters, then each of the Underwriters is obligated to purchase severally the aggregate principal amount of Notes not taken up, on a pro rata basis or as they may otherwise agree as between themselves. The Underwriters are, however, obligated to take up and pay for all Notes if any Notes are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that we will indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees against certain liabilities and expenses.

Subscriptions for the Notes will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The representatives of the Underwriters have advised us that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

This prospectus supplement qualifies the distribution of the Notes in each of the provinces and territories of Canada solely for the purpose of registering the Notes in the U.S. pursuant to the multi-jurisdictional disclosure system adopted by the U.S. This prospectus supplement does not qualify the notes for distribution to purchasers in Canada, or to residents of Canada. Pursuant to the Underwriting Agreement, each Underwriter has agreed that it will only, directly or indirectly, offer, sell or deliver Notes in Canada or to residents of Canada pursuant to an available exemption from Canadian prospectus requirements.

Commissions and Discounts

The representatives of the Underwriters have advised us that the Underwriters propose to offer the Notes to the public initially at the public offering price specified on the cover page of this prospectus supplement and to dealers at a price that represents a concession not in excess of 0.60% of the principal amount of the Notes. The Underwriters may allow, and these dealers may re-allow, a concession of not more than 0.40% of the principal amount of the Notes to other dealers. After the Underwriters have made a reasonable effort to sell all of the Notes offered by this prospectus supplement at the price specified herein, the offering price may be decreased and may be further changed from time to time to an amount not greater than the price specified on the cover page of this prospectus supplement. Thus, the prices paid for Notes may vary from purchaser to purchaser and may vary during the period of distribution. In the event the offering price of the Notes is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the notes is less than the gross proceeds paid by the Underwriters to us for the Notes. Any such reduction will therefore not affect the proceeds we receive.

New Issue of Notes

The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange or on any automated dealer quotation system. The Underwriters may make a market in the Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the Underwriters of a greater principal amount of Notes than they are required to purchase in the offering. The Underwriters may close out any short position by purchasing Notes in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Notes in the open market prior to the completion of the offering. Stabilizing transactions consist of various bids for or purchases of the Notes made by the Underwriters in the open market prior to the completion of the offering. The Underwriters may also impose a penalty bid, which occurs when a particular Underwriter repays to the other Underwriters a portion of the underwriting commission received by it because the representatives of the Underwriters have repurchased Notes sold by or for the account of that Underwriter in stabilizing or short covering transactions. Purchases to cover short positions and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the Notes. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise. Such transactions, if commenced, may be discontinued at any time.

Relationship Between Us and Certain Underwriters

Certain of the Underwriters and their respective affiliates have, from time to time, performed, and in the future may perform, commercial and investment banking and advisory services for us for which they have received or will receive customary fees and expenses. The Underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

Each of the Underwriters is, directly or indirectly, a subsidiary or an affiliate of a lender (collectively, the “Lenders”) which has extended credit facilities (collectively, the “Facilities”) to us or our subsidiaries and to which we or our subsidiaries are currently indebted. In addition, certain of the Underwriters, or their subsidiaries or affiliates, may be holders of the Trust Notes. As described in “Use of Proceeds”, we intend to use the net proceeds from the offering to fund the redemption price of the Trust Notes, to reduce other indebtedness of the Corporation and for general corporate purposes. To the extent that the Underwriters (or their respective subsidiaries or affiliates) are holders of Trust Notes and/or are lenders under the Facilities that may be repaid using the net proceeds of the offering of the Notes, they may receive a portion of the net proceeds from this offering of Notes. In addition, pending any such use of the net proceeds, TCPL may invest the net proceeds in short-term marketable debt instruments, including of or with the Underwriters or their affiliates. Accordingly, we may be considered to be a “connected issuer” of each of the Underwriters under applicable Canadian securities legislation. As at February 14, 2025, we and our subsidiaries were indebted to the Lenders under the Facilities in the aggregate amount of approximately U.S.$1.37 billion. As of the date hereof, we and our subsidiaries are in compliance with all material terms of the agreements governing the Facilities and none of the Lenders has waived any breach by us or our subsidiaries of those agreements since the Facilities were established. Our financial position has not changed substantially and adversely since the indebtedness under the Facilities was incurred.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with us routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

As a consequence of their participation in the offering of Notes, the Underwriters will be entitled to share in the underwriting commissions relating to the offering.

The decision to distribute the Notes hereunder and the determination of the terms of the offering were made through negotiations between us and the Underwriters. None of the Lenders has been or will be involved in the decision to offer the Notes and none has been or will be involved in the determination of the terms of any distribution of the Notes.

Conflicts of Interest

Proceeds from the sale of the Notes may be used to reduce indebtedness which we or our subsidiaries may have with subsidiaries or affiliates of the Underwriters or may be invested in short-term marketable debt instruments, including of or with the Underwriters or their affiliates. See “Use of Proceeds” in this prospectus supplement. As a result, one or more of such Underwriters or their affiliates may receive more than 5% of the net proceeds from the offering of the Notes in the form of the repayment of such indebtedness. Accordingly, the offering of the Notes is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the conditions of Rule 5121(a)(1)(C) are satisfied.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

The Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the European Economic Area. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2(e) of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the European Economic Area may be unlawful under the PRIIPS Regulation.

Each Underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to any retail investor in the European Economic Area. For the purposes of this provision:

(a)

the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II, (ii) a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in the Prospectus Regulation, and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes.

Solely for the purposes of the manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling, or recommending such debt securities (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Notice to Prospective Investors in the United Kingdom

The Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is either (or both) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

This prospectus supplement and the prospectus and any other material in relation to the Notes described herein are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors as defined in the UK Prospectus Regulation that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or cause to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This prospectus supplement, the prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

No invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may be communicated or caused to be communicated except in circumstances in which Section 21(1) of the FSMA does not apply to us or the Underwriters. In addition, all applicable provisions of the FSMA must be complied with in relation to anything done to the Notes in, from or otherwise involving the United Kingdom.

Each Underwriter has represented and agreed that:

(a)	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom; and

(b)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Corporation.

Solely for the purposes of the product approval process of any relevant Initial Purchaser that considers itself a manufacturer pursuant to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) (each a “UK Manufacturer” and, together, the “UK Manufacturers”), the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “UK distributor”) should take into consideration the UK Manufacturers’ target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK Manufacturers’ target market assessment) and determining appropriate distribution channels.

Notice to Prospective Investors in Switzerland

This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the Notes. The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the

Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Hong Kong

Each Underwriter (i) has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The Notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Underwriter has not offered or sold any Notes or caused such Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such Notes or cause such Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Notes, whether directly or indirectly, to persons in Singapore other than:

(a)	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”),

(b)	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

(c)

otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a.

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA, except:

i.

to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification – Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the Corporation has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS

Certain matters relating to the issue and sale of the Notes will be passed upon on our behalf by Blake, Cassels & Graydon LLP, as to matters of Canadian law, and by White & Case LLP, as to matters of U.S. law. White & Case LLP will rely upon the opinion of Blake, Cassels & Graydon LLP as to matters of Canadian law. The statements under “Certain Income Tax Considerations – Certain Canadian Income Tax Considerations” are set forth herein in reliance upon the opinion of Blake, Cassels & Graydon LLP. The statements under “Certain Income Tax Considerations – Certain U.S. Federal Income Tax Considerations” are set forth herein in reliance upon the opinion of White & Case LLP. In addition, certain legal matters in connection with the offering will be passed upon on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton  & Garrison LLP.

EXPERTS

The audited consolidated financial statements of TCE as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024, the audited combined financial statements of South Bow Corporation as of December 31, 2023 and for the period from incorporation on December 15, 2023 to December 31, 2023, the audited carve-out financial statements for the “Liquid Pipelines” business of TCE as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2024 have been incorporated by reference in the prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference in the prospectus and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

INTEREST OF EXPERTS

As at the date of this prospectus supplement, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of White & Case LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation or TCE. In connection with the audit of

TCE’s annual financial statements for the year ended December 31, 2024, KPMG LLP confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation and TCE under all relevant U.S. professional and regulatory standards.

SHORT FORM BASE SHELF PROSPECTUS

TRANSCANADA PIPELINES LIMITED

Debt Securities

TransCanada PipeLines Limited (“TCPL” or the “Corporation”) may from time to time offer and issue unsecured bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description (the “debt securities”) during the 25-month period that this short form base shelf prospectus, including any amendments hereto (the “prospectus”), remains valid, as shall be designated by the Corporation at the time of offering.

The specific terms of any offering of debt securities will be set forth in one or more shelf prospectus supplements (each, a “prospectus supplement”) including, where applicable, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to the Corporation’s other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms. A prospectus supplement may include other specific terms pertaining to the debt securities generally, or to any particular debt securities, that are not prohibited by the parameters set forth in this prospectus.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, except where an exemption from such delivery requirement is available. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of such prospectus supplement and only for the purposes of the distribution of the debt securities to which such prospectus supplement pertains.

TCPL may offer and sell the debt securities to or through underwriters or dealers purchasing as principals and may also sell the debt securities to one or more purchasers directly or through agents. See “Plan of Distribution”. The prospectus supplement relating to a particular offering of debt securities will identify each underwriter, dealer or agent, as the case may be, engaged by TCPL in connection with the offering and sale of the debt securities, and will also set forth the terms of the offering of such debt securities, including the method of distribution of such debt securities, the proceeds to TCPL and any fees, discounts or other compensation payable to the underwriters, dealers or agents and any other material terms of the plan of distribution. No underwriter, dealer or agent has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

Unless otherwise specified in the applicable prospectus supplement, each series or issue of debt securities will be a new issue of debt securities with no established trading market and will not be listed on any securities or stock exchange. The debt securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If debt securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for the debt securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers’ or agents’ to TCPL. See “Plan of Distribution”.

In connection with any offering of debt securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution.”

TCPL’s head office and registered office is located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

There is no market through which the debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. See “Risk Factors” as well as the “Risk Factors” section of the applicable prospectus supplement.

We are permitted, as a Canadian issuer, under a multijurisdictional disclosure system adopted by the United States (“U.S.”), to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the U.S.

You should be aware that the acquisition of the debt securities described herein may have tax consequences both in the U.S. and in Canada. Such tax consequences for investors who are residents in, or citizens of, the U.S. may not be described fully herein or in any applicable prospectus supplement. You should read the tax discussion in any applicable prospectus supplement, however, this prospectus or any applicable prospectus supplement may not fully describe these tax consequences.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, that some or all of our officers and directors may be residents of Canada, that some or all of the experts named in the registration statement may be residents of Canada and that all or a substantial portion of our assets and the assets of said persons are located outside the U.S.

As of the date hereof, the Corporation has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined herein). See “Reliance on Exemptions for Well-Known Seasoned Issuers”.

Scott B. Bonham, Cheryl F. Campbell, Bill Johnson, John E. Lowe, Mary Pat Salomone, Thierry Vandal and Dheeraj Verma are directors of the Corporation who reside outside of Canada and each of these directors has appointed the Corporation as agent for service of process at 450 - 1st Street, S.W., Calgary, Alberta, Canada T2P 5H1. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

THESE DEBT SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 5, 2024

FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein include “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of securities laws, including the “safe harbour” provisions of the Securities Act (Alberta), the Securities Act (Ontario), the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”). The words “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “outlook”, “forecast”, “intend”, “target”, “plan” or similar words are used to identify such forward-looking information. Forward-looking information in this prospectus and in the documents incorporated by reference herein is intended to provide potential investors with information regarding the Corporation, including management’s assessment of our future plans and financial outlook. Forward-looking information in this prospectus includes statements under the headings “Use of Proceeds” and “Plan of Distribution”. Forward-looking information in the documents incorporated by reference herein may include, but is not limited to, statements regarding:

•	our financial and operational performance, including the performance of our subsidiaries;

•	expectations about strategies and goals for growth and expansion, including acquisitions;

•	expected cash flows and future financing options available along with portfolio management;

•	expectations regarding the size, structure, timing, conditions and outcome of ongoing and future transactions, including our asset divestiture program;

•	expected dividend growth;

•	expected access to and cost of capital;

•	expected energy demand levels;

•	expected costs and schedules for planned projects, including projects under construction and in development;

•	expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs;

•	expected regulatory processes and outcomes;

•	statements related to our greenhouse gas (“GHG”) emissions reduction goals;

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims;

•	expected impact of future tax and accounting changes;

•	commitments and targets contained in our Report on Sustainability and GHG Emissions Reduction Plan; and

•	expected industry, market and economic conditions, including their impact on our customers and suppliers.

This forward-looking information reflects our beliefs and assumptions based on information available at the time the information was stated and, as such, is not a guarantee of future performance. By its nature, forward-looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such information.

Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

•	realization of expected benefits from acquisitions, divestitures, the spinoff of our Liquids Pipelines business (the spinoff Transaction) and energy transition;

•	regulatory decisions and outcomes;

•	planned and unplanned outages and the use of our pipelines, power and storage assets;

•	integrity and reliability of our assets;

•	anticipated construction costs, schedules and completion dates;

•	access to capital markets, including portfolio management;

•	expected industry, market and economic conditions, including the impact of these on our customers and suppliers;

•	inflation rates, commodity and labour prices;

•	interest, tax and foreign exchange rates; and

•	nature and scope of hedging.

The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

•	realization of expected benefits from acquisitions, divestitures, the spinoff Transaction and energy transition;

•	our ability to successfully implement our strategic priorities, including the Focus Project, and whether they will yield the expected benefits;

•	our ability to implement a capital allocation strategy aligned with maximizing shareholder value;

•	operating performance of our pipelines, power generation and storage assets;

•	amount of capacity sold and rates achieved in our pipeline businesses;

•	amount of capacity payments and revenues from power generation assets due to plant availability;

•	production levels within supply basins;

•	construction and completion of capital projects;

•	cost, availability of, and inflationary pressures on, labour, equipment and materials;

•	availability and market prices of commodities;

•	access to capital markets on competitive terms;

•	interest, tax and foreign exchange rates;

•	performance and credit risk of our counterparties;

•	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;

•	our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment;

•	our ability to realize the value of tangible assets and contractual recoveries;

•	competition in the businesses in which we operate;

•	unexpected or unusual weather;

•	acts of civil disobedience;

•	cybersecurity and technological developments;

•	sustainability-related risks;

•	impact of energy transition on our business;

•	economic conditions in North America, as well as globally; and

•	global health crises, such as pandemics and epidemics and the impacts related thereto.

Additional information on these and other factors is discussed in this prospectus and the documents incorporated by reference herein including in the Annual MD&A (as defined herein) under the headings “Natural Gas Pipelines — Business Risks”, “Power and Energy Solutions — Business Risks”, “Other Information — Risk Oversight and Enterprise Risk Management” and “Other Information — Financial Risks”, in the Interim MD&A (as defined herein) under the heading “Financial risks and financial instruments” and in the Annual Information Form (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this prospectus or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this prospectus or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide to you. You should assume that the information in this prospectus, as well as the information in any document incorporated by reference herein, is accurate only as of the respective dates of the applicable documents. Our business, properties, financial condition, results of operations and prospects may have changed since those dates. The Corporation is not making an offer of the debt securities in any jurisdiction where the offer is not permitted by law.

In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to “dollars” or “$” are to lawful currency of Canada, and references to “U.S. dollars” or “US$” are to lawful currency of the U.S.

Unless otherwise indicated, all financial information included or incorporated by reference in this prospectus has been prepared in accordance with U.S. generally accepted accounting principles.

Except on the cover page and under the heading “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to “we”, “us”, “our”, “TCPL” or the “Corporation” mean TransCanada PipeLines Limited and its subsidiaries, partnership interests and joint venture investments.

EXEMPTIVE RELIEF

Pursuant to a decision dated January 3, 2019 granted by the Alberta Securities Commission (as principal regulator) and the Ontario Securities Commission pursuant to National Policy 11-203 Process for Exemptive Relief Applications in Multiple Jurisdictions (the “Decision”), the Corporation has been exempted from the following:

(a)	the short form prospectus qualification provision in paragraph 2.3(1)(d) of National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”);

(b)

with respect to National Instrument 44-102 Shelf Distributions (“NI 44-102”), the base shelf prospectus receipt effectiveness provisions in subparagraph 2.3(3)(b)(i) and subparagraph 2.3(3)(b)(ii) and the requirement in section 8.4 to prepare and file updated earnings coverage ratios;

(c)	the requirement in section 6.1 of Form 44-101F1 Short Form Prospectus (“Form 44-101F1”) to disclose earnings coverage ratios;

(d)	the requirement under subsection 11.1(1) of Form 44-101F1 to incorporate documents by reference in a short form prospectus; and

(e)	the statement required by section 11.2 of Form 44-101F1 regarding future filed documents.

The Decision also exempts the Corporation from certain other requirements under Canadian securities laws, including from the requirements under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) to file certain continuous disclosure documents (“CD Documents”).

These exemptions were granted subject to a number of conditions, including that: (a) TC Energy Corporation (“TCE”), formerly TransCanada Corporation, is a reporting issuer in each province and territory of Canada, and has filed all disclosure documents that it is required to file under applicable securities legislation including its CD Documents on or before the time those documents would have been required to be filed under such legislation by the Corporation; (b) TCE’s executive compensation disclosure is the same as what the Corporation would have been required to file pursuant to section 11.6 of NI 51-102 if not for the exemptions being granted; (c) TCE is qualified under section 2.2 of NI 44-101 to use the short form prospectus system; (d) for any short form prospectus, the Corporation complies with section 6.1 of Form 44-101F1, except that “the issuer” is to be read as “TCE”, and any references to the issuer’s annual financial statements or interim financial report are to be read as those of TCE; (e) for any short form prospectus, the Corporation complies with section 11.1(1) of Form 44-101F1, except that references to the disclosure documents are to be read as those of TCE; and (f) the Corporation makes the statement required by section 11.2 of Form 44-101F1 in any short form prospectus, with “or TCE” or a reference that is substantively the same added after the words “by the issuer”.

DOCUMENTS INCORPORATED BY REFERENCE

Pursuant to the Decision, the Corporation is not subject to certain continuous disclosure requirements, provided, among other things, that TCE, the company which owns all of the outstanding common shares of the Corporation, complies with its continuous disclosure requirements, including filing its own CD Documents. The Decision further permits the Corporation to incorporate by reference in this prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by TCE. See “Exemptive Relief”.

Accordingly, we incorporate by reference in this prospectus the documents of TCE listed below, which were filed with the securities commission or other similar authority in each of the provinces and territories of Canada and the SEC in the U.S.:

(a)	annual information form of TCE for the year ended December 31, 2023 dated February 15, 2024 (the “Annual Information Form”);

(b)	management information circular of TCE dated April 10, 2024 for the annual and special meeting of shareholders of TCE held on June 4, 2024;

(c)

audited consolidated financial statements of TCE as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023, the related notes thereto, and the auditor’s reports thereon;

(d)	management’s discussion and analysis of financial condition and results of operations of TCE as of and for the year ended December 31, 2023 (the “Annual MD&A”);

(e)	unaudited interim consolidated financial statements of TCE as of and for the three and nine months ended September 30, 2024 and 2023 and the related notes thereto; and

(f)	management’s discussion and analysis of financial condition and results of operations of TCE as of and for the three and nine months ended September 30, 2024 and 2023 (the “Interim MD&A”).

Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information subsequently filed by us or TCE with securities regulatory authorities in Canada after the date of this prospectus and prior to the date on which this prospectus ceases to be effective shall be deemed to be incorporated by reference into this prospectus. These documents will be available through the internet on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”), which can be accessed at www.sedarplus.ca. In addition, any similar documents filed by TCE with the SEC in TCE’s periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case, after the date of this prospectus and prior to the date on which this prospectus ceases to be effective, shall be deemed to be incorporated by reference into the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. TCE’s periodic reports on Form 6-K and TCE’s annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system web site at www.sec.gov.

Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded, for the purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

Upon a new annual information form and the related audited annual consolidated financial statements and accompanying management’s discussion and analysis being filed by TCE with the applicable securities regulatory authorities during the term of this prospectus, the previous annual information form, the previous audited annual consolidated financial statements and accompanying management’s discussion and analysis, all interim consolidated financial statements and accompanying management’s discussion and analysis and all material change reports filed by the Corporation or TCE prior to the commencement of the financial year of TCE in which the new annual information form and the related audited annual consolidated financial statements and accompanying management’s discussion and analysis are filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon interim consolidated financial statements and accompanying management’s discussion and analysis being filed by TCE with the applicable securities regulatory authorities during the term of this prospectus, all interim consolidated financial statements and accompanying management’s discussion and analysis filed prior to the filing of the new interim consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon a new information circular relating to an annual general meeting of TCE’s shareholders being filed by TCE with the applicable securities regulatory authorities during the term of this prospectus, the information circular for the preceding annual general meeting of TCE’s shareholders shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder. In addition, upon a new annual information form being filed by TCE with the applicable securities regulatory authorities during the term of this prospectus for which the corresponding audited annual consolidated financial statements of TCE include at least nine months of the financial results of an acquired business for which a business acquisition report was filed by TCE and incorporated by reference into this prospectus, such business acquisition report shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder.

One or more prospectus supplements containing the specific variable terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus (except where an exemption from such delivery requirement is available) and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement solely for the purposes of the offering of debt securities thereunder.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of TransCanada PipeLines Limited at 450 – 1st Street S.W. Calgary, Alberta, Canada T2P 5H1 (telephone (403) 920-2000), and are also available electronically at www.sedarplus.ca.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) pertaining to a distribution of debt securities hereunder will be filed on SEDAR+. In the event that such “marketing materials” are filed subsequent to the date of the filing of the applicable prospectus supplement pertaining to the distribution of the debt securities that such “marketing materials” relate to and prior to the termination of such distribution, such filed versions of the “marketing materials” will be deemed to be incorporated by reference into this prospectus for the purposes of the distribution of the debt securities to which the prospectus supplement pertains.

WHERE TO FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act, a registration statement on Form F-10 relating to the debt securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

Subject to the exemptive relief in the Decision, we file annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or other similar authority in each of the provinces and territories of Canada and with the SEC. Under the multijurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. You may read and download any public document that the Corporation has filed with the securities commission or other similar authority in each of the provinces and territories of Canada on SEDAR+ at www.sedarplus.ca. You may read and download the documents that we have filed with the SEC on EDGAR at www.sec.gov.

THE CORPORATION

TCPL operates in two core businesses - Natural Gas Pipelines and Power and Energy Solutions. In order to provide information that is aligned with how management decisions about our businesses are made and how performance of our businesses is assessed, our results are reflected in four operating segments: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines, Mexico Natural Gas Pipelines and Power and Energy Solutions. We also have a Corporate segment consisting of corporate and administrative functions that provide governance, financing and other support to our business segments.

CONSOLIDATED CAPITALIZATION

Pursuant to the Decision, the Corporation is exempt from filing its own annual and interim financial statements and incorporates TCE’s annual and interim financial statements into this prospectus.

On August 28, 2024, in connection with the spinoff Transaction, South Bow Canadian Infrastructure Holdings Ltd. and 6297782 LLC (together, the “South Bow Debt Issuers”) completed an offering of approximately $7.9 billion Canadian-dollar equivalent of senior unsecured notes and junior subordinated notes (collectively, the “South Bow Notes”), of which approximately $6.2 billion was placed in escrow pending the completion of the spinoff Transaction (the “Escrowed Funds”). At the time of such offering, the South Bow Debt Issuers were indirect, wholly-owned subsidiaries of the Corporation. Upon the completion of the spinoff Transaction on October 1, 2024: (i) the South Bow Debt Issuers became indirect, wholly-owned subsidiaries of South Bow Corporation (“South Bow”); (ii) the Corporation and its subsidiaries ceased to have any obligations in relation to the South Bow Notes; and (iii) the Escrowed Funds were released from escrow and used to repay indebtedness owed by South Bow and its subsidiaries to TCE and its subsidiaries, including the Corporation.

Other than: (i) the transactions described in the preceding paragraph; (ii) the repayment at maturity on October 12, 2024 of U.S.$1,250,000,000 aggregate principal amount of 1.000% Senior Notes of TCPL; (iii) the repurchase on October 15, 2024 of $575,000,000 aggregate principal amount of 4.180% Medium Term Notes of TCPL due 2048; (iv) the repurchase on October 15, 2024 of U.S.$739,213,000 aggregate principal amount of 2.500% Senior Notes of TCPL due 2031; (v) the repurchase on October 15, 2024 of U.S.$200,842,000 aggregate principal amount of 5.000% Senior Notes of TCPL due 2043; (vi) the repurchase on October 15, 2024 of U.S.$440,800,000 aggregate principal amount of 4.875% Senior Notes of TCPL due 2048; (vii) the repurchase on October 15, 2024 of U.S.$180,024,000 aggregate principal amount of 5.100% Senior Notes of TCPL due 2049; (viii) the repurchase on October 15, 2024 of U.S.$313,560,000 aggregate principal amount of 4.750% Senior Notes of TCPL due 2038; (ix) the redemption on October 31, 2024 of U.S.$850,000,000 aggregate principal amount of 6.203% Senior Notes of TCPL due 2026; (x) the redemption on October 31, 2024 of U.S.$400,000,000 aggregate principal amount of Floating Rate Senior Notes of TCPL due 2026; (xi) the redemption on October 31, 2024 of $600,000,000 aggregate principal amount of 5.419% Medium Term Notes of TCPL due 2026; and (xii) the redemption on October 31, 2024 of $400,000,000 aggregate principal amount of Floating Rate Medium Term Notes of TCPL due 2026, there have been no material changes in the share and loan capital of TCPL, on a consolidated basis, since September 30, 2024.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we intend to use the net proceeds from the sale of debt securities to reduce or repay indebtedness and/or to, directly or indirectly, finance the Corporation’s long-term investment program. Specific information about the use of net proceeds will be set forth in the applicable prospectus supplement. The Corporation may invest funds that it does not immediately require in short-term marketable investment grade securities. The Corporation may, from time to time, issue debt securities other than pursuant to this prospectus.

EARNINGS COVERAGE

Information regarding earnings coverage ratios will be provided in the applicable prospectus supplement relating to an offering of debt securities, as required by applicable securities legislation.

PRIOR SALES

No debt securities have been sold or issued during the twelve-month period preceding the date of this prospectus under the Indentures.

DESCRIPTION OF DEBT SECURITIES

As used in this section, the term “Corporation” means TransCanada PipeLines Limited, and does not include the subsidiaries of TransCanada PipeLines Limited through which particular business operations are conducted. The following description sets forth the general terms and provisions of the debt securities, with the exception of certain terms and provisions which may be omitted from this prospectus pursuant to NI 44-102. The Corporation will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in the applicable prospectus supplement.

Pursuant to this prospectus, the Corporation may offer debt securities that will rank pari passu, except as to sinking funds and claims preferred by operation of law, with all other unsecured and unsubordinated debt of the Corporation (“Unsubordinated Debt Securities”) as well as debt securities that will be subordinate and junior in right of payment to all Senior Indebtedness (as defined below) of the Corporation (“Subordinated Debt Securities”). Unsubordinated Debt Securities may be issued under: (i) the second amended and restated debt indenture, dated September 15, 2010, as supplemented or amended from time to time (the “U.S. Unsubordinated Debt Indenture”), between the Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee; or (ii) the trust indenture, dated December 15, 2004, as supplemented or amended from time to time (the “Canadian Unsubordinated Debt Indenture”), between the Corporation and BNY Trust Company of Canada, as successor trustee. Subordinated Debt Securities may be issued under the amended and restated subordinated debt indenture, dated November 30, 2000, as supplemented or amended from time to time (the “U.S. Subordinated Debt Indenture” and, together with the U.S. Unsubordinated Debt Indenture, the “U.S. Indentures”), between the Corporation and Computershare Trust Company, N.A., as successor trustee. The U.S. Indentures and the Canadian Unsubordinated Debt Indenture are collectively referred to herein as the “Indentures”. The Corporation may also, from time to time, issue debt securities and incur additional indebtedness pursuant to this prospectus under one or more indentures other than the Indentures as may be described in the applicable prospectus supplement.

General

None of the Indentures limit the amount of the debt securities, debentures, notes or other evidences of indebtedness that may be issued by the Corporation or any of its subsidiaries under the Indentures or otherwise. The Corporation may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of debt securities pursuant to this prospectus.

The Indentures provide that debt securities may be created and issued from time to time in one or more series and may be denominated and payable in Canadian dollars, U.S. dollars or any other currency. Special Canadian and U.S. federal income tax considerations applicable to any of the debt securities denominated in a currency other than Canadian dollars or U.S. dollars will be described in the applicable prospectus supplement.

The debt securities will be unsecured obligations. The Indentures also permit the Corporation to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount. Reference must be made to the prospectus supplement for specific terms of and information relating to the debt securities offered thereunder (to the extent such terms are applicable to such debt securities) including the following:

(1)	classification as Unsubordinated Debt Securities or Subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price and denominations;

(2)	any date of maturity;

(3)

interest rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

(4)	the date or dates, or the method by which such date or dates will be determined or extended, on which principal of and premium and interest on the debt securities will be payable, if any;

(5)	any redemption, repayment or sinking fund provisions;

(6)	if applicable, the portion of the principal amount of the debt securities, if other than the principal amount thereof, payable upon acceleration of the maturity thereof;

(7)

the currency in which payment of the principal of or interest, if any, on the debt securities shall be payable or in which the debt securities shall be denominated and the particular provisions applicable thereto;

(8)	any index, formula or other method used to determine the amount of payments of principal of and premium and interest, if any, on the debt securities;

(9)	if the debt securities may be issued bearing no interest or at a discount below their stated principal amount;

(10)	whether the debt securities will be issuable in the form of one or more global debt securities and, if so, the identity of the depository for the global debt securities;

(11)	whether and under what circumstances the debt securities will be convertible into or exchangeable for other securities of the Corporation or securities of other entities;

(12)

whether the principal of and premium and interest, if any, on the debt securities are to be payable in a currency other than that in which such debt securities are denominated or stated to be payable, and other information, including the method of calculating the applicable exchange rate, related thereto; and

(13)

any other specific terms, conditions, rights and preferences (or limitations on such rights or preferences) of the debt securities, including any additional events of default or covenants provided for with respect to such debt securities, and any terms which may be required by or advisable under applicable laws or regulations.

Debt securities will bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. If and to the extent applicable, the Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted debt securities or to certain debt securities issued at par that are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the relevant prospectus supplement.

U.S. Indentures

The following summary of certain provisions of the U.S. Indentures does not purport to be complete and such summary is subject to, and qualified in its entirety by, the detailed provisions of the applicable U.S.

Indenture to which reference is hereby made, including the definitions of certain terms used herein. For a more complete description, you should consult the U.S. Indentures. The U.S. Indentures have been filed as exhibits to the registration statement. Copies of the U.S. Indentures have also been filed on SEDAR+. The U.S. Indentures are substantially identical, except for the provisions relating to subordination and certain covenants. See “Subordinated Debt” and “Certain Covenants of the Corporation”. As used in this section, Bank of New York Mellon (formerly known as The Bank of New York) and Computershare Trust Company, N.A. are referred to individually as a “U.S. Trustee” and collectively as the “U.S. Trustees”. The U.S. Indentures provide that all accounting terms not specifically defined therein are to be construed in accordance with accounting principles as are generally accepted in Canada (“GAAP”) at the time of computation and may include international financial reporting standards or U.S. generally accepted accounting principles.

Unsubordinated Debt

The Corporation may issue Unsubordinated Debt Securities under the U.S. Unsubordinated Debt Indenture. Any Unsubordinated Debt Securities will rank pari passu with all other unsecured and unsubordinated debt of the Corporation except as to sinking funds and claims preferred by operation of law.

Subordinated Debt

The Corporation may issue Subordinated Debt Securities under the U.S. Subordinated Debt Indenture. Any Subordinated Debt Securities issued under the U.S. Subordinated Debt Indenture will be subordinate and junior in right of payment, to the extent and in the manner set forth in the U.S. Subordinated Debt Indenture, to all Senior Indebtedness of the Corporation.

The U.S. Subordinated Debt Indenture defines “Senior Indebtedness” as obligations (other than non-recourse obligations, the Subordinated Debt Securities or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation, including, but not limited to, obligations of the Corporation under the Canadian Trust Indenture (as defined below).

In the event (a) of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in respect of the Corporation or a substantial part of its property or (b) that (i) a default shall have occurred with respect to the payment of principal of (and premium, if any) or any interest on or other monetary amounts due and payable on any Senior Indebtedness or (ii) there shall have occurred an event of default (other than a default in the payment of principal (or premium, if any) or interest, or other monetary amounts due and payable) with respect to any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both) and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (c) that the principal of and accrued interest on the Subordinated Debt Securities issued under the U.S. Subordinated Debt Indenture shall have been declared due and payable upon an Event of Default pursuant to the U.S. Subordinated Debt Indenture and such declaration shall not have been rescinded and annulled as provided therein, then in any such case the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount unpaid thereon, or provisions shall be made for such payment in money or money’s worth, before the holders of any of the Subordinated Debt Securities issued under the U.S. Subordinated Debt Indenture are entitled to receive a payment on account of the principal of (and premium, if any) or any interest on the indebtedness evidenced by such Subordinated Debt Securities. In connection with any offering of Subordinated Debt Securities pursuant to this prospectus, the applicable prospectus supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

Certain Covenants of the Corporation

Merger, Consolidation, Sale, Lease or Conveyance. Each U.S. Indenture provides that the Corporation will not merge, amalgamate or consolidate with any other person and will not sell, lease or convey all or substantially all its assets to any person, unless the Corporation shall be the continuing corporation, or unless the successor corporation or person that acquires all or substantially all the assets of the Corporation shall expressly assume all of the covenants to be performed and conditions to be observed by the Corporation under the applicable U.S. Indenture, and unless immediately after such merger, amalgamation, consolidation, sale, lease or conveyance, the Corporation, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of such U.S. Indenture to be performed or observed by the Corporation.

This covenant would not apply to a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction unless such transactions or change of control were structured to include a merger, amalgamation or consolidation or sale, lease or conveyance of all or substantially all of the assets of the Corporation. Except as may be included in a supplemental indenture applicable to a specific series of debt securities and as may be described in a prospectus supplement applicable to such debt securities, there are no covenants or other provisions in the U.S. Indentures providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction.

Limitations on Liens, Ownership of Subsidiaries and Certain Other Transactions. The U.S. Unsubordinated Debt Indenture provides that, so long as any Unsubordinated Debt Securities issued under the U.S. Unsubordinated Debt Indenture remain outstanding:

(1)

the Corporation will not, nor will it permit any Designated Subsidiary (as defined below) to, mortgage, hypothecate, charge, pledge or otherwise encumber any of its assets to secure any obligations unless at the same time all Unsubordinated Debt Securities issued under the U.S. Unsubordinated Debt Indenture shall be secured equally and ratably with such obligations; provided that this covenant does not apply to, nor operate to prevent, among other things (a) any security given in the ordinary course of business to any bank or banks to secure any Indebtedness (as defined below) payable on demand or maturing (including any right of extension or renewal) within 24 months after the date such Indebtedness is incurred or the date of any renewal or extension thereof, (b) the giving or assumption of security for any Purchase Money Obligation (as defined below), (c) certain permitted liens specified in the U.S. Unsubordinated Debt Indenture or (d) any liens of a nature similar to the permitted liens specified in the U.S. Unsubordinated Debt Indenture which do not secure Indebtedness of, or Indebtedness guaranteed by, the Corporation or any Designated Subsidiary and which do not materially impair the use of the property subject thereto or the operation of the business of the Corporation or such Designated Subsidiary or the value of such property for the purpose of such other business;

(2)

the Corporation will not create, assume or otherwise incur any Funded Obligations (as defined below) ranking prior to the Unsubordinated Debt Securities issued under the U.S. Unsubordinated Debt Indenture;

(3)

if the Corporation shall cause the payment of the principal of, premium, if any, or interest on any of its Indebtedness to be subordinated to the prior payment of any other of its Indebtedness it shall in like manner subordinate such payment to the prior payment in full of all of the Unsubordinated Debt Securities outstanding under the U.S. Unsubordinated Debt Indenture;

(4)

the Corporation will at all times hold Voting Shares (as defined below) of each Designated Subsidiary which, together with Voting Shares of such Designated Subsidiary held by other Designated Subsidiaries, are sufficient to entitle such holders to elect at least a majority of the directors of such Designated Subsidiary;

(5)

the Corporation will not enter into any agreement providing for the issue or sale of Funded Obligations unless such agreement contains a condition of such issue or sale (which condition can only be waived with the consent of the holders of Unsubordinated Debt Securities issued under the U.S. Unsubordinated Debt Indenture expressed by resolution) to the effect that the terms and conditions of the U.S. Unsubordinated Debt Indenture relating to the creation, assumption or incurring of Funded Obligations shall be complied with at the time of each issue and sale provided for in such agreement;

(6)

the Corporation will not permit any Designated Subsidiary to issue any shares of its capital stock except (a) to the Corporation, (b) to the extent, if any, required to qualify directors of a Designated Subsidiary under applicable law, (c) pursuant to obligations to issue shares which exist prior to the date when such Designated Subsidiary became a subsidiary or (d) to the extent issued to other shareholders of such Designated Subsidiary if after giving effect to such issue the pro rata aggregate ownership interest of the Corporation and any other Designated Subsidiaries in the capital stock of such Designated Subsidiary and the Corporation’s direct and indirect pro rata voting rights, pro rata interest in shareholders’ equity, and pro rata rights to participate in earnings of such Designated Subsidiary are not reduced; and

(7)

the Corporation will not, and will not permit any Designated Subsidiary to, sell or dispose of any shares of capital stock or Indebtedness of any Designated Subsidiary to any person other than the Corporation or another Designated Subsidiary unless all shares of capital stock and Indebtedness of such Designated Subsidiary then held by the Corporation and any of its Subsidiaries (together with all shares of capital stock and Indebtedness of the Corporation and other Designated Subsidiaries then held by such Designated Subsidiary) are being sold or disposed of at such time to a Subsidiary of the Corporation for cash at fair value determined by an Independent Appraiser (as defined below) or to persons other than any of the Corporation’s Subsidiaries.

Events of Default

An Event of Default is defined under each U.S. Indenture with respect to debt securities of any series issued under such U.S. Indenture as being:

(1)	a default in payment of any principal of, and premium, if any, on the debt securities of such series, either at maturity (or upon any redemption), by declaration or otherwise;

(2)	a default for 30 days in payment of any interest on any debt securities of such series;

(3)

a default for 60 days after written notice in the observance or performance of any other covenant or agreement in the debt securities of such series or such U.S. Indenture other than a covenant included in such U.S. Indenture solely for the benefit of a series of debt securities other than such series;

(4)	certain events of bankruptcy, insolvency or reorganization;

(5)

failure by the Corporation to make any payment at maturity, including any applicable grace period, in respect of any issue of Indebtedness in an aggregate amount in excess of US$50,000,000 and continuance of such failure for a period of 30 days after written notice thereof to the Corporation by the applicable U.S. Trustee, or to the Corporation and the applicable U.S. Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such U.S. Indenture;

(6)

a default with respect to any Indebtedness, which default results in the acceleration of any issue of Indebtedness in an aggregate amount in excess of US$50,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice thereof to the Corporation by the applicable U.S. Trustee, or to the Corporation and the applicable U.S. Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such U.S. Indenture; or

(7)	any event of default provided with respect to that series,

provided that if any such failure, default or acceleration referred to in clause (5) or (6) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured.

Each U.S. Indenture provides that: (a) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on any series of debt securities issued under such U.S. Indenture or due to the default in the performance or breach of any other covenant or warranty of the Corporation applicable to the debt securities of such series but not applicable to all outstanding debt securities issued under such U.S. Indenture shall have occurred and be continuing, either the applicable U.S. Trustee or the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such U.S. Indenture and then outstanding may then declare the principal of all debt securities of each such affected series and interest accrued thereon to be due and payable immediately; and (b) if an Event of Default due to a default in the performance of any of the other covenants or agreements in such U.S. Indenture applicable to all outstanding debt securities issued thereunder and then outstanding, due to the failure to make any payment at maturity on certain other Indebtedness, due to a default on certain other Indebtedness which has caused an acceleration of such Indebtedness or due to certain events of bankruptcy, insolvency and reorganization of the Corporation shall have occurred and be continuing, unless the principal of all the debt securities issued thereunder has already become due and payable, either the applicable U.S. Trustee or the holders of not less than 25% in principal amount of all debt securities issued under such U.S. Indenture and then outstanding (treated as one class) may declare the principal of, and premium, if any, on all such debt securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on such debt securities) by the holders of a majority in principal amount of the debt securities of all such affected series then outstanding.

Each U.S. Indenture contains a provision entitling the applicable U.S. Trustee, subject to the duty of such U.S. Trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities (treated as one class) issued under such U.S. Indenture before proceeding to exercise any right or power under such U.S. Indenture at the request of such holders. Subject to such provisions in each U.S. Indenture for the indemnification of the applicable U.S. Trustee and certain other limitations, the holders of a majority in principal amount of the outstanding debt securities (treated as one class) issued under such U.S. Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the applicable U.S. Trustee, or exercising any trust or power conferred on such U.S. Trustee.

Under the U.S. Trust Indenture Act of 1939, each U.S. Trustee is required to give to the holders of debt securities issued under the applicable U.S. Indenture, within 90 days after the occurrence of a default thereunder, notice of all defaults known to such U.S. Trustee. Except in the case of a default in the payment of principal of (or premium, if any) or interest on any debt securities issued under a U.S. Indenture, the applicable U.S. Trustee shall be protected in the withholding of such notice if it determines in good faith that the withholding of such notice is in the interest of the holders of the debt securities issued under such U.S. Indenture.

Each U.S. Indenture provides that no holder of debt securities issued under such U.S. Indenture may institute any action against the Corporation under such U.S. Indenture (except actions for payment of overdue principal and premium, if any, or interest) unless such holder previously shall have given to the applicable U.S. Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such U.S. Indenture and then outstanding shall have requested the applicable U.S. Trustee to institute such action and shall have offered such U.S. Trustee such indemnity as it may reasonably require, such U.S. Trustee shall not have instituted such action within 60 days of such request and such U.S. Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series (treated as one class) issued under such U.S. Indenture and then outstanding.

Notwithstanding the foregoing, the right of any holder of a debt security issued under a U.S. Indenture to receive payment of the principal of and interest on such debt security on or after the respective due dates thereof and to institute suit for the enforcement of such payment on or after such respective dates shall not be impaired or affected without the consent of such holder.

Each U.S. Indenture contains a covenant that the Corporation will file annually with the applicable U.S. Trustee a certificate with respect to the Corporation’s compliance with all covenants and conditions under such U.S. Indenture.

Discharge, Defeasance and Covenant Defeasance

The Corporation can discharge or defease its obligations under each U.S. Indenture as set forth below.

The Corporation may discharge certain obligations to holders of any series of debt securities issued under a U.S. Indenture (a) if the Corporation pays the principal of and interest on all the outstanding debt securities of any series issued under such U.S. Indenture as and when the same shall have become due and payable, or (b) if the Corporation delivers to the applicable U.S. Trustee for cancellation all debt securities of any series issued under such U.S. Indenture theretofore authenticated, or (c) in the case of any series of debt securities issued under such U.S. Indenture where the exact amount of principal of and interest due on which can be determined at the time of making the deposit referred to in clause (ii) below, if (i) all the debt securities of such series not theretofore delivered to the applicable U.S. Trustee for cancellation have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements reasonably satisfactory to such U.S. Trustee, and (ii) the Corporation irrevocably deposits with the applicable U.S. Trustee as trust funds cash (in such currency in which such debt securities are payable at their stated maturity) (other than moneys repaid by such U.S. Trustee or any paying agent to the Corporation), or Government Obligations (as defined in such U.S. Indenture) applicable to such debt securities (determined on the basis of the currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series; and if, in any such case, the Corporation pays all other sums payable under such U.S. Indenture by the Corporation.

The Corporation may also discharge any and all of its obligations to holders of any series of debt securities issued under a U.S. Indenture at any time (“defeasance”) upon compliance with conditions discussed below if the exact amounts of principal and interest due on such debt securities can be determined, with the exception of its duty to register the transfer or exchange of such series of debt securities, to replace any mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of such series of debt securities. Under terms reasonably satisfactory to the relevant U.S. Trustee, the Corporation may instead be released with respect to any outstanding series of debt securities issued under the relevant U.S. Indenture from the obligations imposed by certain provisions of such U.S. Indenture, including the covenants described above under “Certain Covenants of the Corporation”, and omit to comply with such provisions without creating an Event of Default (“covenant defeasance”). Defeasance or covenant defeasance may be effected only if, among other things:

(1)

the Corporation irrevocably deposits with the applicable U.S. Trustee, as trust funds specifically pledged as security for, and dedicated solely to, the benefit of the holders of such debt securities, cash (in such currency, in which such debt securities are specified as payable at their stated maturity) or Government Obligations applicable to such debt securities (determined on the basis of the currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series issued under such U.S. Indenture;

(2)	such deposit will not result in breach or violation of, or constitute a default under, any agreement or instrument to which the Corporation is a party or by which it is bound;

(3)

the Corporation delivers to the relevant U.S. Trustee an opinion of counsel to the effect that the holders of such series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter such holders’ U.S. federal income tax treatment of principal, premium, if any, and interest payments on such series of debt securities (in the case of a defeasance, such opinion must be based on a ruling of the Internal Revenue Service or a change in the U.S. federal income tax law occurring after the date of such U.S. Indenture, since such a result would not occur under current tax law);

(4)

the Corporation delivers to the relevant U.S. Trustee an opinion of Canadian counsel to the effect that such deposit and related defeasance or covenant defeasance, as the case may be, will not cause the holders of such series of debt securities, other than holders of such series of debt securities who are or who are deemed to be residents of Canada or use or hold or are deemed to use or hold their debt securities of such series in carrying on a business in Canada, to recognize income, gain or loss for Canadian income tax purposes, and to the effect that payments out of the trust fund described above will be free and exempt from any and all withholding and other income taxes of whatever nature of Canada or any province thereof or political subdivision thereof or therein having power to tax, except in the case of debt securities of such series beneficially owned (a) by a person who is or is deemed to be a resident of Canada or (b) by a person who uses or holds or is deemed to use or hold such series of debt securities in carrying on a business in Canada; and

(5)

in the case of the U.S. Subordinated Debt Indenture (a) no event or condition shall exist that, pursuant to certain provisions described under “Subordinated Debt” above, would prevent the Corporation from making payments of principal of, and premium, if any, and interest on the Subordinated Debt Securities issued under the U.S. Subordinated Debt Indenture at the date of the irrevocable deposit referred to above and (b) the Corporation delivers to the applicable U.S. Trustee an opinion of counsel to the effect that (i) the trust funds will not be subject to any rights of holders of Senior Indebtedness and (ii) the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; provided however, that such opinion may contain an exception to the effect that if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Corporation, then the applicable U.S. Trustee and the holders of the Subordinated Debt Securities issued under the U.S. Subordinated Debt Indenture would be entitled to certain rights as secured creditors in such trust funds.

Modification and Waiver

Each U.S. Indenture provides that the Corporation and the applicable U.S. Trustee may enter into supplemental indentures without the consent of the holders of debt securities issued thereunder to: (a) secure any debt securities issued thereunder; (b) evidence the succession of another corporation to the Corporation, or successive successions, and the assumption by the successor corporation of the obligations of the Corporation thereunder; (c) add covenants for the benefit of the holders of debt securities issued thereunder; (d) cure any ambiguity or correct any inconsistency therein; (e) establish the form or terms of debt securities of any series issuable thereunder; (f) evidence the acceptance of appointment by a successor trustee under such U.S. Indenture with respect to one or more series of debt securities issued thereunder and provide for or facilitate the administration of one or more trusts under such U.S. Indenture by one or more trustees; and (g) provide for or facilitate the issuance of debt securities thereunder in bearer form or provide for uncertificated securities.

Each U.S. Indenture also contains provisions permitting the Corporation and the applicable U.S. Trustee, with the consent of the holders of not less than a majority in principal amount of debt securities of each series issued under such U.S. Indenture then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, such U.S. Indenture or modify in any manner the rights of the holders of the debt securities of each series so affected; provided that the Corporation and the applicable U.S. Trustee may not, without the consent of the holder of each outstanding debt security issued under a U.S. Indenture affected thereby, (a) extend the stated maturity of the principal of any such debt security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or change the place at which or currency in which principal and interest payments are to be made, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair the right to institute suit for the enforcement of any payment on any such debt security when due or (b) reduce the aforesaid percentage in principal amount of debt securities of any series issued under such U.S. Indenture, the consent of the holders of which is required for any such modification.

The holders of a majority in principal amount of the outstanding debt securities of any series issued under a U.S. Indenture may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the applicable U.S. Indenture. The holders of a majority in principal amount of outstanding debt securities of any series issued under a U.S. Indenture may waive any past default under such U.S. Indenture with respect to that series, except in respect of a provision which under such U.S. Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series (including a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series).

The U.S. Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby.

Consent to Jurisdiction and Service

Each U.S. Indenture provides that the Corporation agrees that any legal suit, action or proceeding brought by the applicable U.S. Trustee or any holder of debt securities issued under such U.S. Indenture in connection with such debt securities or such U.S. Indenture may be instituted in any State or Federal court in The City of New York and the Corporation has appointed CT Corporation System at 111 Eighth Avenue, 13th Floor., New York, NY 10011 as its authorized agent for service of process in any such suit, action or proceeding.

Governing Law

The U.S. Indentures are and the debt securities issued thereunder will be governed by and construed in accordance with the laws of the State of New York.

Global Securities

Unless otherwise indicated in an applicable prospectus supplement, the debt securities of a series issued under a U.S. Indenture may be issued in the form of one or more fully registered global debt securities (“U.S. Registered Global Security”) that will be deposited with The Depository Trust Company (“DTC”) or with a nominee for DTC identified in the prospectus supplement relating to such series. In such case, one or more U.S. Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by such U.S. Registered Global Security or U.S. Registered Global Securities. Unless and until it is exchanged for debt securities in definitive registered form, a U.S. Registered Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

The specific terms of DTC’s arrangement with respect to any portion of a series of debt securities to be represented by a U.S. Registered Global Security will be described in the prospectus supplement relating to such series. The Corporation anticipates that the following provisions will apply to all such arrangements.

Upon the issuance of a U.S. Registered Global Security, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by such U.S. Registered Global Security to the accounts of persons that have accounts with DTC (“participants”). The accounts to be credited shall be designated by any underwriters, dealers or agents participating in the distribution of such debt securities. Ownership of beneficial interests in a U.S. Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such U.S. Registered Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner of such U.S. Registered Global Security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such U.S. Registered Global Security for all purposes under the applicable U.S. Indenture. Except as set forth below, owners of beneficial interests in a U.S. Registered Global Security will not be entitled to have the debt securities represented by such U.S. Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable U.S. Indenture.

Principal, premium, if any, and interest payments on debt securities represented by a U.S. Registered Global Security registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of such U.S. Registered Global Security. None of the Corporation, the U.S. Trustees or any paying agent for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such U.S. Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Corporation expects that DTC, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such U.S. Registered Global Security as shown on the records of DTC. The Corporation also expects that payments by participants to owners of beneficial interests in such U.S. Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in “street names” and will be the responsibility of such participants. Under the terms of each U.S. Indenture, the Corporation and the applicable U.S. Trustees will treat the persons in whose names the debt securities issued thereunder are registered as the owners of such debt securities for the purpose of receiving payments of principal, premium, if any, and interest on such debt securities and for all other purposes whatsoever. Therefore, neither the Corporation, the U.S. Trustees nor any paying agents has any direct responsibility or liability for the payment of principal, premium, if any, or interest on the debt securities to owners of beneficial interests in a U.S. Registered Global Security.

If DTC is, at any time, unwilling or unable to continue as depositary under a U.S. Indenture and a successor depositary is not appointed by the Corporation within 90 days, the Corporation will issue the applicable debt securities in definitive form in exchange for the applicable U.S. Registered Global Security. In addition, the Corporation may at any time and in its sole discretion determine not to have any of the debt securities of a series issued under a U.S. Indenture represented by one or more U.S. Registered Global Securities and, in such event, the Corporation will issue debt securities of such series in definitive form in exchange for the U.S. Registered Global Security or U.S. Registered Global Securities representing such debt securities. In either instance, an owner of a beneficial interest in a U.S. Registered Global Security will be entitled to have debt securities equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such debt securities in definitive form.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the U.S. Indentures. Reference should be made to the U.S. Indentures for the full definition of each such term:

“Canadian Trust Indenture” means the trust indenture dated as of June 15, 1970, as amended and supplemented from time to time, between the Corporation and Computershare Trust Company of Canada, as trustee, relating to the issue of unsecured debentures.

“Designated Subsidiary” means: (a) any subsidiary which (i) is engaged in or proposes to engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil or gas properties and interests therein; and (ii) shall have been designated by the board of directors of the Corporation as a “restricted subsidiary” under the Deed of Trust and Mortgage dated as of January 1, 1957, as amended and supplemented from time to time, on or prior to the date such subsidiary became a subsidiary or, in the case of a corporation which was a subsidiary at March 1, 1964, on or prior to the first date thereafter on which the Corporation shall make an additional Investment (as defined in the U.S. Unsubordinated Debt Indenture) in such subsidiary; or (b) any subsidiary that (i) is chiefly engaged in or proposed to chiefly engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil and gas properties and interests therein or (ii) is a Financial Intermediary (as defined below) and, in the case of both (b)(i) and (ii), does not at the time of designation have outstanding any Funded Obligations (other than those held by the Corporation or its Designated Subsidiaries) which were issued after the date such Designated Subsidiary became a subsidiary and of which there is owned by the Corporation and/or its Designated Subsidiaries Voting Shares which, in the aggregate, entitle the holders thereof to elect at least a majority of the directors of such first mentioned corporation; or (c) TCPL Finance N.V.; or (d) TransCan Investments Limited; and (e) each subsidiary of the Corporation which is classified as a “Designated Subsidiary” under the Canadian Trust Indenture and, in the case of clauses (a), (b), (c) and (d), which shall have been designated from time to time by resolution of the board of directors of the Corporation as a Designated Subsidiary, provided that any designation pursuant to clauses (a), (b), (c) and (d) or classification as a Designated Subsidiary pursuant to clause (e) may be revoked from time to time by further resolution of the board of directors of the Corporation if certain specified conditions are met.

“Financial Intermediary” means a subsidiary which is chiefly engaged in or proposes chiefly to engage in the business of or whose principal activity or undertaking is or will be: (a) the holding, directly or indirectly, of any securities of any corporation or entity in which the Corporation also has an ownership interest of any kind or (b) the entering into and maintaining of relations or arrangements, whether contractual or otherwise, with any such corporation or entity for the purpose of facilitating financial transactions with such corporation or entity.

“Funded Obligations” means all Indebtedness of the obligor or Indebtedness of others upon which the obligor customarily pays interest charges, other than (a) Indebtedness which is payable on demand and (b) Indebtedness which matures by its terms, or which the obligor has the right at its option to renew or extend to a date, 24 months or less after the date of its incurrence by the obligor or the date on which the obligor commenced to pay interest charges thereon.

“Indebtedness”, as to any corporation, means and includes, without duplication: (a) all items of indebtedness or liability which in accordance with GAAP would be considered to be direct indebtedness or liabilities of such person as at the date as of which indebtedness is to be determined; (b) the full amount of all liabilities of others for the repayment, either in money or in property, of borrowed money, guaranteed or endorsed (otherwise than for purposes of collection) by such person, or which such person is obligated, contingently or otherwise, to purchase, or on which such person is otherwise contingently liable; and (c) liabilities secured by purchase money mortgages on property owned by such person or by mortgages or liens existing on such property at the time of acquisition thereof by such person or by conditional sales or other title retention agreements with respect to any such property, whether or not such liabilities shall have been assumed by such person.

“Independent Appraiser” means a person engaged in the business of appraising the value of the securities of corporations engaged in the types of business referred to in clause (b)(i) of the definition of “Designated Subsidiary” or otherwise qualified to pass upon the particular question of appraisal, who is not an employee of, and who or which is in fact independent of, but who or which may be on a regular retainer from, the Corporation or any Subsidiary of the Corporation.

“Purchase Money Obligation” means any Indebtedness created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, and any extensions, renewals or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon.

“Subsidiary” means any corporation of which at the time of determination the Corporation owns or controls directly or indirectly more than 50% of the Voting Shares.

“Voting Shares” means shares of capital stock of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Canadian Unsubordinated Debt Indenture

The following summary of certain provisions of the Canadian Unsubordinated Debt Indenture does not purport to be complete and such summary is subject to, and qualified in its entirety by, the detailed provisions of the Canadian Unsubordinated Debt Indenture to which reference is hereby made, including the definitions of certain terms used herein. For a more complete description, you should consult the Canadian Unsubordinated Debt Indenture. The Canadian Unsubordinated Debt Indenture has been filed as an exhibit to the registration statement. A copy of the Canadian Unsubordinated Debt Indenture has also been filed on SEDAR+. As used in this section, BNY Trust Company of Canada is referred to as the “Canadian Trustee”.

Certain Covenants of the Corporation

Consolidation, Amalgamation, Merger, Transfer, Sale or Conveyance. The Canadian Unsubordinated Debt Indenture provides that the Corporation shall not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (as defined below) (herein called a “successor”) whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, conveyance or otherwise, but may do so if:

(1)

the successor shall execute, prior to or contemporaneously with the consummation of such transaction, an indenture supplemental to the Canadian Unsubordinated Debt Indenture, together with such other instruments as are satisfactory to the Canadian Trustee and in the opinion of counsel are necessary or advisable, to evidence the assumption by the successor of the due and punctual payment of all of the debt securities issued thereunder and the interest thereon and all other moneys payable under the Canadian Unsubordinated Debt Indenture and the covenant of the successor to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under the Canadian Unsubordinated Debt Indenture;

(2)

such transaction shall, in the opinion of counsel, be upon such terms as substantially to preserve and not to impair any of the rights and powers of the Canadian Trustee or of the holders of debt securities issued under the Canadian Unsubordinated Debt Indenture including the rights of such holders in respect of the conversion of any such debt securities that may be convertible;

(3)

no condition or event shall exist as to the Corporation or the successor either at the time of or immediately after such consolidation, amalgamation, merger, transfer, sale or conveyance and after giving full effect thereto or immediately after the successor complying with the provisions of paragraph (1) above which constitutes or would with the passage of time constitute an event of default under the Canadian Unsubordinated Debt Indenture; and

(4)	the successor is lawfully entitled to acquire and operate the said undertaking, property and assets.

Thereafter, the successor will be substituted for the Corporation under the Canadian Unsubordinated Debt Indenture and the debt securities issued thereunder and, if applicable, the Corporation will be released from all its liabilities and obligations under the Canadian Unsubordinated Debt Indenture and the debt securities issued thereunder.

Limitations on Encumbrances. The Canadian Unsubordinated Debt Indenture also provides that the Corporation will not encumber any of its assets or property, present or future, to secure any Indebtedness (as defined below) for borrowed money unless all the debt securities then outstanding under the Canadian Unsubordinated Debt Indenture are secured equally and rateably with such Indebtedness, provided that this covenant will not apply to nor operate to prevent:

(1)

any Security Interest (as defined below) given in the ordinary course of business to any bank or banks to secure any Indebtedness payable on demand or maturing (including any right of extension or renewal) 24 months or less after the date such Indebtedness is incurred or the date of any renewal or extension thereof;

(2)	any Security Interest which secures Non-Recourse Debt (as defined below) or Purchase Money Obligations (as defined below);

(3)	any Security Interest granted by the Corporation in favour of a Subsidiary (as defined below) of the Corporation;

(4)

any Security Interest incidental to, and which does not materially interfere with, the ordinary conduct of the business or operations of the Corporation (other than the borrowing of money or the repayment of money borrowed);

(5)

liens or deposits under or to secure workers’ compensation, social security, unemployment insurance or similar legislation; liens or deposits in connection with bids, tenders, leases, contracts or expropriation proceedings; liens or deposits to secure public or statutory obligations; and liens or deposits to secure surety or appeal bonds, costs of litigation when required by law or other obligations of a like nature;

(6)

liens or claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar liens; liens or privileges imposed by law, such as builders’, carriers’, warehousemen’s, landlords’, mechanics’ and materialmen’s liens and privileges; liens and privileges arising out of judgments or awards with respect to which the Corporation is prosecuting an appeal or proceedings for review and with respect to which it has secured a stay of execution pending such appeal or proceedings for review; liens for taxes, assessments or governmental charges or levies not at the time due and delinquent or the validity of which is being contested at the time by the Corporation in good faith; liens securing workmen’s compensation assessments; undetermined or inchoate liens, privileges and charges incidental to, and which do not materially interfere with, current operations which have not at such time been filed pursuant to law against the Corporation or which relate to obligations not due or delinquent; and the deposit of cash or securities in connection with any lien or privilege referred to in this clause (6);

(7)

minor encumbrances, including, without limitation, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines and oil and natural gas pipelines and other similar purposes, or zoning or other restrictions as to the use of real properties, which encumbrances, easements, servitudes, rights-of-way or other similar rights and restrictions do not in the aggregate materially detract from the value of such properties or materially impair their use in the operation of the business of the Corporation;

(8)

rights reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise, grant or permit acquired by the Corporation, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit or to purchase assets or property used in connection therewith or to require annual or other periodic payments as a condition to the continuance thereof;

(9)	liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(10)

Security Interests granted to a public utility or any municipality or governmental or other public authority when required by such utility, municipality or other authority in connection with the operations of the Corporation and its Subsidiaries, any obligations or duties, affecting the property of the Corporation, to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Corporation under government permits, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purposes for which they are held by the Corporation;

(11)	the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown and all statutory exceptions, qualifications and reservations in respect of title;

(12)

any Security Interest, the validity of which is being contested by the Corporation in good faith or the payment of which has been provided for by deposit with the Canadian Trustee of an amount in cash sufficient to pay the amount thereof in full;

(13)

any other liens of a nature similar to the foregoing referred to in clauses (5) through (12) inclusive which do not in the opinion of the Corporation materially impair the use of the property subject thereto or the operation of the business of the Corporation or the value of such property for the purpose of such business;

(14)	any Security Interest in respect of the Corporation existing at the Issue Date (as defined below) or arising thereafter pursuant to contractual commitments entered into prior to the Issue Date;

(15)

any Security Interest in respect of assets or property of a Person which exists at the time of the amalgamation, consolidation, merger or reorganization of such Person and the Corporation, or at the time such assets or property is otherwise acquired by the Corporation;

(16)

any extension, renewal, alteration, substitution or replacement (or successive extensions, renewals, alterations, substitutions or replacements), in whole or in part, of any Security Interest referred to in the foregoing clauses, provided the extension, renewal, alteration, substitution or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered, substituted or replaced (plus improvements on such property or the proceeds thereof) and the principal amount of the obligations secured thereby is not thereby increased;

(17)	any Security Interest on or against cash or marketable debt securities pledged to secure Financial Instrument Obligations; and

(18)

any Security Interest on any assets or property of the Corporation if, after giving effect to that Security Interest, the aggregate amount of Indebtedness secured by the Security Interests permitted only by this clause (18) does not at that time exceed 5% of the Consolidated Net Tangible Assets (as defined below).

Events of Default

The Canadian Unsubordinated Debt Indenture provides that the following constitute events of default (each an “Event of Default”) thereunder:

(1)	default in payment of principal of or premium, if any, on any debt security issued under the Canadian Unsubordinated Debt Indenture when due;

(2)

default in payment of any interest due on any debt security issued under the Canadian Unsubordinated Debt Indenture or default in the performance of certain covenants contained in the Canadian Unsubordinated Debt Indenture, and such default shall have continued for 30 days;

(3)

an order is made or an effective resolution passed for the winding-up or liquidation of the Corporation (other than pursuant to and in compliance with provisions in the Canadian Unsubordinated Debt Indenture relating to successors);

(4)

the Corporation makes a general assignment for the benefit of its creditors, or shall be declared bankrupt, or if a custodian, or a sequestrator or a receiver and manager or any other officer with similar powers shall be appointed for, or an encumbrancer takes possession of, the property of the Corporation or any substantial part thereof;

(5)

any process of execution is enforced or levied upon any substantial part of the property of the Corporation and remains unsatisfied for a period of 60 days, as to moveable or personal property, or 90 days, as to immovable or real property, provided that such process is not in good faith disputed by the Corporation, or, if so disputed, the Corporation shall have given evidence satisfactory to the Canadian Trustee that it has available a sum sufficient to pay, in full, the amount claimed in the event that it shall be held to be a valid claim;

(6)

the Corporation fails to make any payment at maturity, including any applicable grace period, in respect of any issue of Indebtedness in an aggregate amount in excess of the greater of 5% of Consolidated Equity (as defined below) and $100.0 million, or the equivalent thereof in any other currency, and such failure shall have continued for a period of 30 days after written notice thereof shall have been given to the Corporation by the Canadian Trustee, or to the Corporation and the Canadian Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding debt securities under the Canadian Unsubordinated Debt Indenture;

(7)

a default with respect to any Indebtedness, which default results in the acceleration of any issue of Indebtedness in an aggregate amount in excess of the greater of 5% of Consolidated Equity and $100.0 million, or the equivalent thereof in any other currency, without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice thereof shall have been given to the Corporation by the Canadian Trustee, or to the Corporation and the Canadian Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding debt securities under the Canadian Unsubordinated Debt Indenture; and

(8)

the Corporation neglects to carry out or observe any covenant or condition contained in the Canadian Unsubordinated Debt Indenture on its part to be observed or performed and, after the required notice has been given by the Canadian Trustee to the Corporation, the Corporation fails to make good such default within a period of 60 days, or such shorter period as would at any time, if continued, render any substantial part of the property of the Corporation liable to forfeiture, unless the Canadian Trustee shall have agreed to a longer period, and in such an event, within the period agreed to by the Canadian Trustee.

If an Event of Default has occurred under the Canadian Unsubordinated Debt Indenture, the Canadian Trustee may in its discretion and shall upon the request in writing of the holders of at least 25% of the aggregate principal amount of the debt securities outstanding thereunder, subject to any waiver of default under the Canadian Unsubordinated Debt Indenture, by notice in writing to the Corporation declare the principal and interest on all debt securities then outstanding under the Canadian Unsubordinated Debt Indenture and other moneys payable thereunder to be due and payable.

If an Event of Default has occurred under the Canadian Unsubordinated Debt Indenture (otherwise than by default in payment of principal monies at maturity), the holders of not less than 66 2⁄3% of the principal amount of the debt securities outstanding thereunder shall have the power to instruct the Canadian Trustee to waive the default (provided that, if the Event of Default relates to a covenant applicable to a particular series or issue of debt securities issued under the Canadian Unsubordinated Debt Indenture only, then only the holders of not less than 66 2⁄3% of the principal amount of outstanding debt securities of that series or issue, as applicable, shall be entitled to waive the default). The Canadian Trustee, so long as it has not become bound to institute any proceedings under the Canadian Unsubordinated Debt Indenture, shall have the power to waive the default if, in the Canadian Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor.

If the Corporation fails to pay to the Canadian Trustee, after the same has been declared due and payable, the principal of and premium, if any, and interest on all debt securities then outstanding under the Canadian Unsubordinated Debt Indenture, the Canadian Trustee may, in its discretion, and shall upon the request in writing of the holders of not less than 25% of the principal amount of the debt securities outstanding under the Canadian Unsubordinated Debt Indenture, and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee to obtain or enforce payment of the said principal of, premium (if any) and interest on all outstanding debt securities under the Canadian Unsubordinated Debt Indenture together with other amounts due thereunder by any remedy or proceeding authorized by the Canadian Unsubordinated Debt Indenture or by law or equity as the Canadian Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Canadian Trustee shall act without such request, then by such proceedings authorized by the Canadian Unsubordinated Debt Indenture or by suit at law or in equity as the Canadian Trustee shall deem expedient.

Holders of debt securities issued under the Canadian Unsubordinated Debt Indenture may not institute any action or proceeding or exercise any other remedy authorized by the Canadian Unsubordinated Debt Indenture, including an action to enforce the Canadian Unsubordinated Debt Indenture or the debt securities issued thereunder, unless the Canadian Trustee shall have failed to act within a reasonable time after receipt by it of written notification of an Event of Default, and a request in writing of the holders of not less than 25% in principal amount of debt securities outstanding under the Canadian Unsubordinated Debt Indenture shall have been made calling for the Canadian Trustee to initiate enforcement proceedings and the holders have furnished to the Canadian Trustee, upon its request, indemnification to its satisfaction against all costs, expenses and liabilities to be incurred.

Defeasance

Under the Canadian Unsubordinated Debt Indenture, the Corporation shall be deemed to have fully paid, satisfied and discharged all the debt securities outstanding thereunder or all the debt securities of any series or issue outstanding thereunder, as applicable, when either:

(1)

the Corporation has irrevocably deposited or caused to be irrevocably deposited with the Canadian Trustee as trust funds in trust for the purpose, an amount sufficient to pay, satisfy and discharge the entire amount of principal, premium (if any) and accrued and unpaid interest to the maturity date or any repayment date, as the case may be, of all the debt securities outstanding thereunder or all the outstanding debt securities of the applicable series or issue, respectively; or

(2)

the Corporation has irrevocably deposited or caused to be irrevocably deposited with the Canadian Trustee as trust property in trust for the purpose, such amount of direct obligations of, or obligations the principal, premium (if any) and interest of which are guaranteed by, the Government of Canada or of the United States of America as will, together with the income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay and discharge the entire amount of principal, premium (if any) and accrued and unpaid interest to the maturity date or any repayment date, as the case may be, of all the debt securities outstanding thereunder or all the outstanding debt securities of the applicable series or issue, respectively;

and in either event:

(3)

the Corporation has paid or caused to be paid all other sums payable with respect to all the outstanding debt securities thereunder or all the outstanding debt securities of the applicable series or issue, respectively;

(4)

the Corporation has delivered to the Canadian Trustee an officers’ certificate stating that all conditions precedent provided for under the Canadian Unsubordinated Debt Indenture relating to the payment, satisfaction and discharge of all the outstanding debt securities thereunder or all the outstanding debt securities of the applicable series or issue, respectively, have been complied with; and

(5)

except in respect of taxes arising with respect to deposited funds or other provision for payment in respect of the applicable debt securities as provided for under the Canadian Unsubordinated Debt Indenture, for the payment of which the Corporation has deposited funds with the Canadian Trustee as trust funds in trust for such purpose, the Canadian Trustee shall have received an opinion of nationally recognized counsel to the effect that the holders of the outstanding debt securities under the Canadian Unsubordinated Debt Indenture or the holders of the outstanding debt securities of the applicable series or issue, respectively, will not be subject to any additional taxes as a result of the exercise by the Corporation of the defeasance option and that they will be subject to taxes, if any, including those in respect of income (including taxable capital gain), on the same amount, in the same manner and at the same time or times as would have been the case if such option had not been exercised.

Modification and Waiver

The Canadian Unsubordinated Debt Indenture provides that the Corporation and the Canadian Trustee may, without the consent of the holders of debt securities outstanding thereunder, execute, acknowledge and deliver indentures or instruments supplemental thereto which shall thereafter form part thereof for certain purposes, including: (a) establishing the terms and conditions attaching to a series or issue of debt securities thereunder; (b) mortgaging, pledging, transferring, assuring and confirming to or vesting in the Canadian Trustee, or charging in favour of the Canadian Trustee, any property or assets owned or acquired by the Corporation; (c) evidencing the succession, or successive succession, of successors to the Corporation and the covenants of and obligations assumed by such successors; (d) giving effect to any extraordinary resolution; (e) adding limitations or restrictions, thereafter to be observed, upon the amount, dates of maturity, issue or the purposes of an issue of debt securities under the Canadian Unsubordinated Debt Indenture or upon the dealing with the property of the Corporation, provided that the Canadian Trustee shall be of the opinion that such further limitations or restrictions shall not be prejudicial to the interests of the holders of debt securities issued under the Canadian Unsubordinated Debt Indenture; (f) adding to the covenants of the Corporation and providing for additional events of default; (g) providing that the terms of any covenant or other provision is applicable and has effect only so long as any one or more particular series or issue of debt securities remains outstanding under the Canadian Unsubordinated Debt Indenture or restricting the benefit of any covenant or other provision to one or more particular series or issue of debt securities outstanding under the Canadian Unsubordinated Debt Indenture, provided that the Canadian Trustee shall be of the opinion that the interests of holders of debt securities then outstanding thereunder shall not be prejudiced thereby; and (h) the correction or rectification of any errors, ambiguities or omissions in the Canadian Unsubordinated Debt Indenture.

The Canadian Unsubordinated Debt Indenture further provides that holders of debt securities outstanding thereunder and/or holders of debt securities of a series outstanding thereunder especially affected may, among other things, by extraordinary resolution: (1) agree to any modification, abrogation, alteration, compromise or arrangement of the rights of the holders of debt securities outstanding thereunder and/or, subject to the Canadian Trustee’s prior approval, the rights of the Canadian Trustee against the Corporation or against its undertaking, property and assets or any part thereof; (2) direct or authorize the Canadian Trustee to exercise or refrain from exercising any power, right, remedy or authority given to it under the Canadian Unsubordinated Debt Indenture or the debt securities outstanding thereunder; (3) waive, and direct the Canadian Trustee to waive, any default on the part of the Corporation in complying with any provision of the Canadian Unsubordinated Debt Indenture or the debt securities outstanding thereunder either unconditionally or upon any conditions specified in such extraordinary resolution; and, in case any holder of debt securities outstanding thereunder shall have commenced any proceeding to enforce any remedy under the Canadian Unsubordinated Debt Indenture by reason of such default, restrain such holder from continuing such proceeding and to stay or discontinue the same, upon payment, in certain circumstances, of the reasonable and necessary costs, charges or expenses incurred by such holder in connection therewith; (4) sanction the exchange of the debt securities outstanding thereunder for securities of the Corporation or any other entity; and (5) assent to any modification, change in or omission from the provisions contained in the Canadian Unsubordinated Debt Indenture or in the debt securities outstanding thereunder which shall be agreed to by the Corporation and to authorize the Canadian Trustee to concur in and execute any supplemental indenture embodying such modification, change or omission.

Under the Canadian Unsubordinated Debt Indenture, an “extraordinary resolution”, with respect to debt securities outstanding thereunder or debt securities of a particular series outstanding thereunder, means a resolution passed, at a duly constituted meeting at which the holders of at least 25% of the principal amount of debt securities then outstanding thereunder and entitled to vote on the resolution are present in person or represented by proxy, by the favourable votes of the holders of not less than 66 2⁄3% of the principal amount of debt securities represented at the meeting and voted on such resolution, or instrument in writing signed by the holders of not less than 66 2⁄3% of the principal amount of all the debt securities outstanding thereunder or all the outstanding debt securities of the applicable series entitled to vote on the resolution.

If at any such meeting called for the purpose of passing an extraordinary resolution, the holders of 25% in principal amount of debt securities then outstanding under the Canadian Unsubordinated Debt Indenture are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of holders of debt securities outstanding under the Canadian Unsubordinated Debt Indenture, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. At the adjourned meeting, the holders of debt securities outstanding under the Canadian Unsubordinated Debt Indenture present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided under the Canadian Unsubordinated Debt Indenture shall be an extraordinary resolution under the Canadian Unsubordinated Debt Indenture notwithstanding that the holders of 25% in principal amount of debt securities then outstanding thereunder are not present in person or by proxy at such adjourned meeting.

Governing Law

The Canadian Unsubordinated Debt Indenture is and the debt securities issued thereunder will be governed by and construed in accordance with the laws of the Province of Alberta.

Global Securities

Unless otherwise indicated in an applicable prospectus supplement, the debt securities of a series issued under the Canadian Unsubordinated Debt Indenture may be issued in the form of one or more fully registered global debt securities (“Canadian Registered Global Security”) held by, or on behalf of, CDS Clearing and Depository Services Inc. or its successor (collectively, “CDS”) as depository of the Canadian Registered Global Securities (for its direct and indirect participants) and registered in the name of CDS or its nominee.

CDS will be responsible for establishing and maintaining book entry accounts for its participants having interests in Canadian Registered Global Securities. Participants will be responsible for establishing and maintaining book entry accounts for persons, other than participants, having interests in the Canadian Registered Global Securities. Except as described below, no purchaser of a debt security issued under the Canadian Unsubordinated Debt Indenture will be entitled to a certificate or other instrument from the Corporation or CDS evidencing that purchaser’s ownership thereof, and no owner of a debt security issued under the Canadian Unsubordinated Debt Indenture (other than participants) will be shown on the records maintained by CDS. Each purchaser of a debt security issued under the Canadian Unsubordinated Debt Indenture will receive a customer confirmation of purchase from the underwriter, dealer or agent, as the case may be, from whom such debt security is purchased in accordance with the practices and procedures of such underwriter, dealer or agent. The practices of such underwriters, dealers and agents may vary but generally customer confirmations are issued promptly after execution of a customer order.

Debt securities issued under the Canadian Unsubordinated Debt Indenture will be issued in fully registered form to participants and owners of such debt securities only if (i) CDS is no longer willing or able to continue as depository and the Corporation does not appoint a qualified successor; (ii) the Corporation, at its option, elects to terminate the book entry system through CDS; or (iii) in certain other circumstances.

Transfers of debt securities issued under the Canadian Unsubordinated Debt Indenture and represented by Canadian Registered Global Securities will be effected through records maintained by CDS for such Canadian Registered Global Securities or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Owners of debt securities issued under the Canadian Unsubordinated Debt Indenture who are not participants in the depository service of CDS, but who desire to sell or otherwise transfer such debt securities, may do so only through participants in the depository service of CDS. The ability of an owner of a debt security issued under the Canadian Unsubordinated Debt Indenture to pledge such debt security or otherwise take action with respect to such debt security (other than through a participant) may be limited due to the lack of a physical certificate.

As long as CDS or its nominee is the registered owner of a Canadian Registered Global Security, CDS or its nominee, as the case may be, will be considered the sole owner of the Canadian Registered Global Security for the purposes of receiving payments of interest and principal on each Canadian Registered Global Security. The Corporation expects that CDS or its nominee, upon receipt of any payment of principal or interest in respect of a Canadian Registered Global Security, will credit participants’ accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective interests in the principal amount of such Canadian Registered Global Security as shown on the records of CDS or its nominee at the close of business on the seventh business day prior to the applicable interest payment date, with respect to the payment of interest, and, at maturity, with respect to the payment of principal. The Corporation also expects that payments of principal and interest by participants to the owners of interests in such Canadian Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such participants. The responsibility and liability of the Corporation is limited to making payment of any principal and interest due on such Canadian Registered Global Securities to CDS or its nominee.

Any other rights of a holder of a debt security issued under the Canadian Unsubordinated Debt Indenture (including voting rights) must be exercised through a participant in CDS in accordance with the rules and procedures of CDS.

Where CDS or its nominee is not the registered owner of a Canadian Registered Global Security, as interest becomes due and payable on a fully registered debt security issued under the Canadian Unsubordinated Debt Indenture, the Corporation, either directly or through a trustee or paying agent, will send, prior to each interest payment date, by prepaid ordinary mail, a cheque for such interest (less any tax required to be withheld therefrom) payable to the order of the registered holder of such debt security appearing on the register maintained by the Canadian Trustee at the close of business on the seventh business day prior to the applicable interest payment date, and addressed to such holder at such holder’s last address appearing on the register. In the event of non-receipt of any cheque for interest by the person to whom it is sent, the Corporation will issue to such person a replacement cheque for a like amount upon being furnished with such evidence of non-receipt and indemnity as it shall reasonably require.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Canadian Unsubordinated Debt Indenture. Reference should be made to the Canadian Unsubordinated Debt Indenture for the full definition of each such term:

“Consolidated Equity” means the shareholders’ equity appearing on the most recent audited consolidated balance sheet of the Corporation prepared in accordance with Generally Accepted Accounting Principles (as defined herein); provided that appraisal credit increases shall not be included in Consolidated Equity.

“Consolidated Net Tangible Assets” means all consolidated assets of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation, less the aggregate of the following amounts reflected upon such balance sheet: (i) all goodwill, trademarks, copyrights and other similar intangible assets; (ii) to the extent not already deducted in computing such assets and without duplication, depreciation, depletion, amortization, reserves and any other account which reflects a decrease in the value of an asset or a periodic allocation of the cost of an asset; provided that no deduction shall be made under this clause (ii) to the extent that such account reflects a decrease in value or periodic allocation of the cost of any asset referred to in clause (i) above; (iii) minority interests; (iv) current liabilities; and (v) Non-Recourse Assets (as defined herein) to the extent of the outstanding Non-Recourse Debt (as defined herein) financing such assets.

“Financial Instrument Obligations” means obligations arising under: (i) interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by a Person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time; (ii) currency swap agreements, cross currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by a Person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and (iii) any agreement for the making or taking of any commodity (including natural gas, oil or electricity), commodity swap agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

“Generally Accepted Accounting Principles” means generally accepted accounting principles in Canada which are in effect from time to time, unless the Person’s most recent audited or unaudited interim financial statements are prepared in accordance with generally accepted accounting principles in the U.S., in which case “Generally Accepted Accounting Principles” shall mean generally accepted accounting principles in the U.S. in effect from time to time.

“Indebtedness”, as to the Corporation, means and includes, without duplication: (i) all items of indebtedness or liability which in accordance with Generally Accepted Accounting Principles would be considered to be direct indebtedness or liabilities of the Corporation as at the date as of which indebtedness is to be determined; (ii) the full amount of all liabilities of others for the repayment, either in money or in property, of borrowed money, guaranteed or endorsed (otherwise than for purposes of collection) by the Corporation, or which the Corporation is obligated, contingently or otherwise, to purchase, or on which the Corporation is otherwise contingently liable; and (iii) liabilities secured by Purchase Money Mortgages (as defined herein) on property owned by the Corporation or by mortgages or liens existing on such property at the time of acquisition thereof by the Corporation or by conditional sales or other title retention agreements with respect to any such property, whether or not such liabilities shall have been assumed by the Corporation.

“Issue Date” means the date on which the applicable debt securities are initially issued under the Canadian Unsubordinated Debt Indenture.

“Non-Recourse Assets” means the assets directly or indirectly created, developed, constructed or acquired with or in respect of which Non-Recourse Debt has been incurred or assumed and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights, collateral or proceeds arising from or connected with the assets directly or indirectly created, developed, constructed or acquired (and, for certainty, shall include the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which recourse of the lender of such Non-Recourse Debt (or any agent, trustee, receiver or other Person acting on behalf of such lender in respect of such Non-Recourse Debt) is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings).

“Non-Recourse Debt” means any indebtedness, liability or other obligations (including Purchase Money Obligations (as defined herein)), and guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations of another Person and, in each case, incurred or assumed to finance or refinance the creation, construction, development or acquisition, directly or indirectly, of assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations, provided that the recourse of the lender thereof (or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations) or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings) to the assets directly or indirectly created, constructed, developed or acquired in respect of which such indebtedness, liabilities and obligations have been incurred or assumed and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral or proceeds arising from or connected with the assets directly or indirectly created, developed, constructed or acquired (and, for certainty, shall include the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which the lender has recourse.

“Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Purchase Money Mortgage” means a Security Interest (as defined herein) on or against any property securing any Purchase Money Obligation for such property.

“Purchase Money Obligation” means any Indebtedness or monetary obligation created or assumed as part of the purchase price of real or tangible personal property, and other property (including intangible property) related to such real or tangible personal property, whether or not secured, and any extensions, renewals or refundings of any such Indebtedness or obligation, provided that the principal amount of such Indebtedness or obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any Security Interest given in respect of such Indebtedness or obligation shall not extend to any property other than the property acquired in connection with which such Indebtedness or obligation was created or assumed and fixed improvements, if any, erected or constructed thereon and all proceeds thereof.

“Security Interest” means any assignment, mortgage, charge, pledge, lien, encumbrance, conditional sale or title retention agreement, or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, which secures payment or performance of any obligation.

“Subsidiary” of any Person means (i) any corporation of which there are owned, directly, indirectly or beneficially, by such Person or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries, Voting Shares (as defined herein) which, in the aggregate, entitle the holders thereof to cast more than 50% of the votes which may be cast by the holders of all the outstanding Voting Shares of such corporation for the election of its directors; (ii) any partnership of which such Person, or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries, directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; or (iii) any other Person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by such Person, or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries.

“Voting Shares” means shares of capital stock of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

PLAN OF DISTRIBUTION

We may offer and sell the debt securities to or through underwriters or dealers purchasing as principals, and also may sell the debt securities to one or more purchasers directly or through agents. The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If the debt securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’, as applicable, compensation will be increased or decreased by the amount by which the aggregate price paid for the debt securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents, as applicable, to us.

The prospectus supplement relating to a particular offering of debt securities will identify each underwriter, dealer or agent, as the case may be, engaged by TCPL in connection with the offering and sale of the debt securities, and will also set forth the terms of the offering of such debt securities, including the type of debt security being offered, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the method of distribution of such debt securities, the proceeds to the Corporation, any underwriters’, dealers’ or agents’ fees, commissions or other items constituting underwriters’, dealers’ or agents’, as applicable, compensation and any concessions or discounts allowed or re-allowed or paid by any underwriters, dealers or agents to others. Only underwriters, dealers or agents so named in the prospectus supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the debt securities offered thereby.

If underwriters purchase debt securities as principal, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, as described in the applicable prospectus supplement. The obligations of the underwriters to purchase those debt securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the debt securities offered by the prospectus supplement if any of such debt securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time. The prospectus supplement will also set forth the intention of any underwriters, agents or dealers to engage in stabilizing, to syndicate short covering transactions or penalty bids, or to undertake any other transactions during the offering that may stabilize, maintain, or otherwise affect the debt securities’ price. Such transactions, if commenced, may be interrupted or discontinued at any time without notice. Any underwriters, dealers or agents to or through whom the debt securities are sold by the Corporation for public offering and sale may make a market in the debt securities, but such underwriters, dealers or agents will not be obligated to do so and may interrupt or discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the debt securities will develop or as to the liquidity of any trading market for such debt securities.

Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled to indemnification by the Corporation against certain liabilities, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

The debt securities may be offered and sold by the Corporation directly or through agents designated by the Corporation from time to time. Any agent participating in the distribution of the debt securities may be deemed to be an “underwriter”, as that term is defined in the Securities Act, of the debt securities so offered and sold. The debt securities also may be sold to dealers at the applicable price to the public set forth in the applicable prospectus supplement for resale to purchasers. Such dealers may be deemed to be “underwriters” within the meaning of the Securities Act.

Unless otherwise specified in the applicable prospectus supplement, each series or issue of the debt securities will be a new issue of securities with no established trading market and will not be listed on any securities or stock exchange.

If so indicated in the prospectus supplement relating to a particular offering of debt securities, the Corporation will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase such debt securities from the Corporation pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitations of such contracts.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is a corporation incorporated under and governed by the Canada Business Corporations Act. Some of the directors and officers of the Corporation, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S., but it may be difficult for holders of debt securities who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of debt securities who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon the Corporation’s civil liability and the civil liability of the directors and officers of the Corporation and experts under U.S. federal securities laws.

The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed

TransCanada PipeLine USA Ltd. as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning an offering of debt securities under this prospectus.

AGENT FOR SERVICE OF PROCESS

Scott B. Bonham, Cheryl F. Campbell, Bill Johnson, John E. Lowe, Mary Pat Salomone, Thierry Vandal and Dheeraj Verma are directors of the Corporation who reside outside of Canada and each of these directors has appointed the Corporation as agent for service of process at 450 - 1st Street, S.W., Calgary, AB T2P 5H1. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain material Canadian federal income tax consequences to an investor who is a resident of Canada or who is a non-resident of Canada of the acquisition, ownership and disposition of any debt securities offered thereunder, including whether payments of principal, premium, if any, and interest on debt securities will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement may also describe certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of any debt securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

RISK FACTORS

Investment in debt securities is subject to various risks including those discussed below and those risks inherent in the pipeline, power and natural gas storage industries. Prospective purchasers of the debt securities should consider carefully the risk factors contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement relating to an offering of debt securities.

Discussions of certain risks affecting the Corporation in connection with its business are provided in TCE’s annual and interim disclosure documents filed with the various securities regulatory authorities, which are incorporated by reference in this prospectus.

Risks Relating to the Unsecured Nature of the Debt Securities

The debt securities will be unsecured debt of the Corporation and will be effectively subordinated to all existing and future secured debt of the Corporation, to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would be paid before the holders of debt securities receive any amounts due under the debt securities to the extent of the value of the assets securing the secured debt. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities.

Structural Subordination

The debt securities will not be guaranteed by any subsidiaries of the Corporation. Therefore, the debt securities will be effectively subordinated to all existing and future liabilities of the Corporation’s subsidiaries.

The creditors of those subsidiaries will have the right to be paid before payment on the debt securities from any cash received or held by those subsidiaries. In the event of any bankruptcy, dissolution, liquidation or reorganization of one of those subsidiaries, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to the Corporation in its capacity as an equityholder of such subsidiary.

Liquidity Risk

The Corporation does not intend to list the debt securities on any stock exchange and there can be no assurance that there will be a secondary market for or liquidity in the debt securities. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. Any underwriters, dealers or agents to or through whom the debt securities are sold by the Corporation for public offering and sale may from time to time purchase and sell the debt securities in the secondary market or make a market for the debt securities, but such underwriters, dealers or agents will not be obligated to do so and there can be no assurance that any underwriter, dealer or agent will undertake any market making activities in respect of the debt securities.

Interest Rate Risks

Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Credit Ratings May Not Reflect All Risks of an Investment in the Debt Securities and May Change

Credit ratings may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an assessment of the Corporation’s ability to pay its obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Risks Associated with Floating Rate Debt Securities

An investment in debt securities which are issued with a floating rate of interest entails significant risks not associated with investments in fixed rate debt securities. The resetting of the applicable rate on a floating rate debt security may result in lower interest compared to a fixed rate debt security issued at the same time. The applicable rate on a floating rate debt security will fluctuate in accordance with fluctuations in the instrument or obligation on which the applicable rate is based, which in turn may fluctuate and be affected by a number of interrelated factors, including economic, financial and political events over which the Corporation has no control.

Redemption of Debt Securities

If the debt securities are redeemable at the Corporation’s option, as provided in the applicable prospectus supplement, the Corporation may choose to redeem the debt securities from time to time, especially when prevailing interest rates are lower than the rate borne by the debt securities. If prevailing rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the debt securities being redeemed. The Corporation’s redemption right also may adversely impact a purchaser’s ability to sell debt securities as the optional redemption date or period approaches.

Foreign Currency Risks

Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include, but are not limited to, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity issues in the secondary market. These risks will vary dependent upon the currency or currencies involved and, if applicable, will be more fully described in the applicable prospectus supplement.

In addition, any debt securities issued pursuant to the Canadian Unsubordinated Debt Indenture will be governed by and construed in accordance with the laws of the Province of Alberta. Any judgment obtained in Canada in respect of such debt securities will be expressed in Canadian currency as the Currency Act (Canada) provides that any reference to money in a legal proceeding in Canada shall be stated in Canadian currency and such judgment may be based on a rate of exchange on a date other than the date of payment.

Limited Protections Under the Indentures

While each Indenture contains terms intended to provide protection to the holders of the debt securities issued thereunder upon the occurrence of certain events involving significant corporate transactions, such terms will be limited and may not be sufficient to protect a holder’s investment in such debt securities. In particular, none of the Indentures:

(a)	require the Corporation to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity;

(b)	restrict the Corporation’s ability to repurchase or prepay any other of its securities or other indebtedness;

(c)

restrict the Corporation’s ability to make investments or to repurchase or pay dividends or make other payments in respect of its common shares or other securities ranking junior to the debt securities;

(d)	restrict the Corporation’s ability to enter into highly leveraged transactions; or

(e)	require the Corporation to repurchase the debt securities in the event of a change in control.

As a result of the foregoing, when evaluating an investment in the debt securities, prospective purchasers should be aware that the terms of the Indenture pursuant to which such debt securities will be issued do not restrict the Corporation’s ability to engage in, or to otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on an investment in such debt securities.

LEGAL MATTERS

Certain matters relating to the issue and sale of the debt securities will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP, as to matters of Canadian law, and White & Case LLP, as to matters of U.S. law. As to matters of Canadian law, White & Case LLP will rely upon the opinion of Blake, Cassels & Graydon LLP.

EXPERTS

The audited consolidated financial statements of TCE as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

INTEREST OF EXPERTS

As at the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation or of TCE. In connection with the audit of TCE’s annual financial statements for the year ended December 31, 2023, KPMG LLP has confirmed that they are independent with respect to the Corporation and TCE within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation and TCE under all relevant U.S. professional and regulatory standards.

RELIANCE ON EXEMPTIONS FOR WELL-KNOWN SEASONED ISSUERS

The securities regulatory authorities in each of the provinces and territories of Canada have adopted substantively harmonized blanket orders, including Alberta Securities Commission Blanket Order 44-501 – Re Exemption from Certain Prospectus Requirements for Well-Known Seasoned Issuers, as varied by Alberta Securities Commission Variation of Blanket Order 44-501 (collectively with the equivalent local blanket orders in each of the other provinces and territories of Canada, as amended, modified or varied, the “WKSI Blanket Orders”). This prospectus has been filed by the Corporation in reliance upon the WKSI Blanket Orders, which permit “well-known seasoned issuers” or “WKSIs” (as such terms are defined in the WKSI Blanket Orders), to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Corporation has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of KPMG LLP; consent of Blake, Cassels & Graydon LLP; consent of White & Case LLP; powers of attorney from directors and officers of the Corporation; the Indentures; Statement of Eligibility of The Bank of New York Mellon on Form T-1 under the U.S. Unsubordinated Debt Indenture; and Statement of Eligibility of the Computershare Trust Company, N.A. on Form T-1 under the U.S. Subordinated Debt Indenture.

U.S.$750,000,000

TransCanada PipeLines Limited

7.000% Fixed-to-Fixed Rate Junior Subordinated Notes Due 2065

PROSPECTUS SUPPLEMENT

February 19, 2025

Joint Book-Running Managers

Deutsche Bank Securities	J.P. Morgan	SMBC Nikko

Co-Managers

BofA Securities	Citigroup	Mizuho	MUFG	Truist Securities	Wells Fargo Securities

Barclays	BBVA	Morgan Stanley	PNC Capital Markets LLC